File No. 812-_________

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

Application for an Order (i) under Section 6(c) of the Investment Company Act of 1940 for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, (ii) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and (iii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

In the Matter of

Arrow Investment Advisors, LLC

Arrow Investments Trust

Please send all communications to:

JoAnn M. Strasser, Esq.

Thompson Hine LLP

41 South High Street, Suite 1700

Columbus, OH  43215-6101

As filed with the Securities and Exchange Commission on May 21, 2013

TABLE OF CONTENTS

I.	INTRODUCTION
	A.	Summary of Application 1
	B.	Comparability of Relief Sought to Prior Relief Granted by the Commission 3
II.	BACKGROUND 4
	A.	The Trust 4
	B.	The Initial Fund 6
	C.	The Adviser 6
	D.	The Distributor 7
	E.	Underlying Indexes and Licensing Arrangements 7
		1.	General 7
		2.	Self-Indexing Funds 8
	F.	Capital Structure and Voting Rights: Book-Entry 9
	G.	Investment Objectives and Policies 10
		1.	General 10
		2.	Non-Component Securities in Fund's 20% Asset Basket 12
		3.	Long/Short Funds 12
		4.	130/30 Funds 13
		5.	Additional Policies 14
		6.	Depositary Receipts 15
	H.	Exchange Listing 15
	I.	Sales of Shares 16
		1.	General 16
		2.	Transaction Fees 19
		3.	Purchase of Creation Units; General 19
		4.	Timing and Purchase of Redemption Orders 20
		5.	Payment Requirements 20
		6.	Settlement and Clearing of Purchase and Redemption Orders 21
	J.	Pricing 22
	K.	Redemption 23
	L.	Dividend Reinvestment Service 23

i

	M.	Shareholder Transaction and Distribution Expenses 24
	N.	Shareholder Reports 24
	O.	Availability of Information Regarding Shares and Underlying Indexes 24
		1.	General 24
(a) Information Provided to Authorized Participants 24
(b) Information Provided to Authorized Participants and the General Public 26
		2.	IIV 26
		3.	Underlying Index Value 27
		4.	Additional Information and Data 27
	P.	Sales and Marketing Materials 29
	Q.	Procedure by Which Shares Will Reach Investors 30
	R.	Third Party Broker-Dealer Issues; Disclosure Documents 31
III.	SELF-INDEXING FUND RELIEF 32
	A.	The Need for Exemptive Relief 32
	B.	Policies and Procedures to Guard Against Self-Indexing Fund Conflicts of Interest 33
	C.	Affiliated Index Provider and Calculation Agent 35
		1.	General 35
		2.	Component and Weighting Changes 36
	D.	Transparency of Affiliated Indexes 38
	E.	The Self-Indexing Funds do not Raise Concerns 41
		1.	Portfolio Transparency, "Front Running" and "Free Riding" 41
		2.	Arbitrage Mechanism 42
		3.	Potential Conflicts of Interest Similar to Those Involved in Prior Approvals 42
IV.	IN SUPPORT OF THE APPLICATION 44
	A.	Summary of the Application 44
	B.	Benefits of the Proposal 47
		1.	General 47
		2.	Intra-Day Trading 47
		3.	Maintaining a Competitive Position in the Global Securities Markets 48

ii

		4.	Likelihood That Shares Will Not Trade at a Material Discount or Premium in Relation to Their NAV per Share 48
	C.	Investor Uses and Benefits of Products 48
V.	REQUEST FOR ORDER 49
	A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1) of the Act 49
	B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1 51
	C.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2) of the Act 53
	D.	Exemption from the Provisions of Section 22(e) of the Act 58
	E.	Exemption from the Provisions of Section 12(d)(1) of the Act 61
		1.	Concerns Underlying Sections 12(d)(1)(A) and (B) 61
			(a)	Undue Influence 62
			(b)	Layering of Fees and Expenses 63
			(c)	Complex Structures 64
VI.	EXPRESS CONDITIONS TO THIS APPLICATION 66
	A.	ETF Relief 66
	B.	Section 12(d)(1) Relief 66
VII.	NAMES AND ADDRESSES 69
AUTHORIZATION 71
VERIFICATION 73

iii

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of: Arrow Investment Advisors, LLC Arrow Investments Trust File No. 812-_______

Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

I.

INTRODUCTION

A.

Summary of Application

In this application ("Application"), Arrow Investment Advisors, LLC ("Arrow" or the "Adviser") and Arrow Investments Trust (the "Trust" and collectively with Arrow, "Applicants")1 hereby apply for and request from the U.S. Securities and Exchange Commission ("Commission") an order (i) under Section 6(c) of the Investment Company Act of 1940, as amended ("Act"), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and from Rule 22c-1 thereunder, (ii) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and (iii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (referred to herein as the "Order").  Applicants seek the Order to create and operate one or more index-based portfolios of the Trust, of which certain but not all such indexed-based portfolios will offer Shares (defined below) for which the Adviser or a third party that is an "affiliated person," as such term is defined in Section 2(a)(3) of the Act (for the purposes of the Application, an "Affiliated Person"), or an affiliated person of such Affiliated Person (for purposes of this Application, a "Second Tier Affiliate"), of the Trust, the Adviser, any Sub-Adviser (defined below), or the Distributor (defined below), or the promoter of a Fund, serves as Index Provider (defined below) to a Fund (defined below).

1 All existing entities that currently intend to rely on the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Order.

Applicants request that the Order apply to a series of the Trust identified and described in Section II.B. below ("Initial Fund"), and other open-end management investment companies, or series thereof, that may be created in the future as well as future series of the Trust (collectively "Future Funds") that track a specified domestic and/or foreign securities and/or global securities index as further described below. Any Future Fund will (a) be advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser and (b) comply with the terms and conditions of the Application. The Initial Fund and all Future Funds are collectively referred to herein as the "Funds."

The Order, if granted, would permit, among other things:

•

the Funds, each a registered open-end investment company or series thereof, to issue their shares ("Shares") to be redeemable in large aggregations only;

•

secondary market transactions in Shares to be effected at negotiated market prices rather than at net asset value ("NAV") per Share on one or more national securities exchanges as defined in Section 2(a)(26) of the Act (each, an "Exchange"), including NYSE Arca, Inc. ("NYSE Arca") and The Nasdaq Stock Market, Inc. ("Nasdaq");

•

certain Affiliated Persons and Second-Tier Affiliates of the Funds to deposit securities into, and receive securities from, the Funds, in connection with the "in-kind" purchase and redemption of aggregations of Shares of the Funds;

•

the payment or satisfaction of redemptions in periods exceeding seven (7) calendar days under specified limited circumstances;

•

management investment companies and unit investment trusts ("UITs") registered under the Act that are not advised or sponsored by the Adviser or an entity controlling, controlled by or under common control with the Adviser, and not part of the same "group of investment companies," as defined in Section 12(d)(1)(G)(ii) of the Act as the Funds (such registered management investment companies are referred to as "Investing Management Companies," such UITs are referred to as "Investing Trusts," and Investing Management Companies and Investing Trusts are collectively referred to as "Investing Funds"), to acquire Shares beyond the limits of Section 12(d)(1)(A) of the Act;

•

the Funds, any principal underwriter for the Funds, and/or any broker-dealer ("Broker") registered under the Securities Exchange Act of 1934, as amended ("Exchange Act"), to sell Shares to Investing Funds beyond the limits of Section 12(d)(1)(B) of the Act; and

•

each Fund that is an Affiliated Person or Second-Tier Affiliate of an Investing Fund to sell its Shares to, and redeem its Shares from, an Investing Fund, and to engage in the accompanying "in-kind" transactions.  An Investing Fund may rely on the order only to invest in the Funds and not in any other registered investment company.

In addition, the Order would permit the Trust to offer Funds based on equity and/or fixed income securities indexes for which a Fund Affiliate is the Index Provider (defined below) ("Self-Indexing Funds").

Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each Fund and that the proposed transactions are consistent with the general purposes of the Act; and (iii) with respect to the relief requested under Section 12(d)(1)(J) of the Act, the requested exemption is consistent with the public interest and the protection of investors. An Investing Fund may rely on the order only to invest in Funds and not in any other registered investment company.

The relief requested by Applicants with respect to Sections 2(a)(32), 5(a)(1), 17(a)(1), 17(a)(2), 22(d) and 22(e) of the Act and Rule 22c-1 thereunder will be referred to herein as "ETF Relief" and the relief requested with respect to Sections 12(d)(1)(A), 12(d)(1)(B) and 17(a) of the Act will be referred to herein as "12(d)(1) Relief." The ETF Relief and the 12(d)(1) Relief collectively will be referred to herein as "Relief."

B.

Comparability of Relief Sought to Prior Relief Granted by the Commission

Applicants seek Relief substantially similar to the relief granted by the Commission to other open-end management investment companies (collectively, the "Prior ETFs") commonly referred to as "exchange-traded funds" ("ETFs") pursuant to their respective applications for exemptive relief, including Precidian ETFs Trust, PIMCO ETF Trust, Old Mutual Global Shares Trust, Global X Funds, Javelin Exchange-Traded Trust, ALPS ETF Trust, iShares Trust, SSgA Funds Management, NETS Trust and PowerShares Exchange-Traded Fund Trust.2  With respect to the Self-Indexing

2 Precidian ETFs Trust, Investment Company Act Release No. 29712 (July 1, 2011); Old Mutual Global Shares Trust, et al., Investment Company Act Release No. 28898 (September 9, 2009); Pacific Investment Management Company LLC and PIMCO ETF Trust, Investment Company Act Release No. 28752 (June 1, 2009); Global X Funds, et al., Investment Company Act Release No. 28433 (October 3, 2008); Javelin Exchange-Traded Trust, et al., Investment Company Act Release No. 28367 (August 26, 2008); ALPS Advisers, Inc., et al., Investment Company Act Release No. 28262 (May 1, 2008); Barclays Global Fund Advisors, Investment Company Act Release No. 24451 (May 12, 2000); Barclays Global Fund Advisors, Investment Company Act Release No. 24452 (May 12, 2000); Barclays Global Fund Advisors, et al., Investment Company Act Release No. 25622 (June 25, 2002), as  subsequently amended by iShares Trust, et al., Investment Company Act Release No. 26006 (Apr. 15, 2003), Barclays Global Fund Advisors, et al., Investment Company Act Release No. 26175 (Sept. 8, 2003), and Barclays Global Fund Advisors, et al., Investment Company Act Release No. 27417 (June 23, 2006); NETS Trust, et al., Investment Company Act Release No. 28195 (March 17, 2008); SSgA Funds Management, Inc. et al., Investment Company Act Release No. 27839 (May 25, 2007); PowerShares Exchange-Traded Fund Trust, et al., Investment Company Act Release No. 25985 (March 28, 2003) PowerShares Exchange-Traded Fund Trust, et al., Investment Company Act Release No. 27841 (May 25, 2007); (collectively, with the Self-Indexing Orders and the Long/Short Orders below, "Prior Orders").

Fund dimension, Applicants seek Relief substantially similar to relief granted by the Commission to the WisdomTree Trust ("WisdomTree Trust"), IndexIQ ETF Trust ("Index IQ") and MarketVectors ETF Trust ("Market Vectors").3  With respect to the relief to invest in short positions, Applicants seek relief substantially similar to relief granted by the Commission to FactorShares Trust, FQF Trust, and Direxion Shares ETF Trust.4

No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II.

BACKGROUND

A.

The Trust

The Trust has registered with the Commission as an open-end management investment company and has filed a registration statement on Form N-1A with the Commission under the Securities Act of 1933 ("Securities Act") and the Act ("Registration Statement"). The Trust will offer and sell the Funds' Shares pursuant to the Registration Statement.

The Funds will be index-based market-basket investment products that will be available to both institutional and retail investors. The Trust is a statutory trust organized under the laws of Delaware and may be comprised of both diversified and non-diversified Funds, each of which will operate pursuant to the terms and conditions stated in this Application.

Each Fund will hold certain securities ("Portfolio Securities") consisting largely of some or all of the component securities ("Component Securities") of a specified securities index (individually, an "Underlying Index" and collectively, "Underlying

3 WisdomTree Investments Inc., et al., Investment Company Act Release No. 27391 (June 12, 2006) ("WisdomTree Order"); IndexIQ ETF Trust, et al., Investment Company Act Release No. 28653 (Mar. 20, 2009) ("IndexIQ Order"); and Van Eck Associates Corporation, et al., Investment Company Act Release No. 29496 (Nov. 3, 2010) ("Van Eck Order") (collectively, the "Self-Indexing Fund Orders").

4 Factor Advisors, LLC, et al., Investment Company Act Release No. 30230 (Oct. 10, 2012); FFCM, LLC, et al., Investment Company Act Release No. 29747 (Aug. 5, 2011); Rafferty Asset Management, LLC, et al., Investment Company Act Release No. 28909 (Sept. 22, 2009) (collectively, the "Long/Short Orders").

Indexes") selected to correspond generally to the performance of such Underlying Index. Each Underlying Index will be comprised solely of equity and/or fixed income securities issued by one or more of the following categories of issuers: (i) domestic issuers and (ii) non-domestic issuers meeting the requirements for trading in U.S. markets (indexes comprised of issuers described in (i) and/or (ii), "Domestic Indexes"), (iii) non-domestic issuers that do not meet the requirements for trading in U.S. markets (indexes comprised of such issuers, "Foreign Indexes"), and (iv) a combination of issuers described in (i) and/or (ii) and (iii) (indexes comprised of such issuers, "Global Indexes").

The Initial Fund and any Future Fund will invest in and hold as Portfolio Securities, as appropriate, the following: (i) equity securities, (ii) fixed income securities ("Fixed Income Funds") or (iii) a combination of both equity and fixed income securities ("Combination Funds") traded in the U.S. or non-U.S. markets. Funds that invest in domestic equity securities, domestic fixed income securities or a combination of domestic equity and fixed income securities are collectively referred to herein as "Domestic Funds." Funds that invest in foreign equity securities, foreign fixed income securities or a combination of foreign equity and fixed income securities are collectively referred to herein as "Foreign Funds." Funds that invest in foreign and domestic equity securities, foreign and domestic fixed income securities or a combination of foreign and domestic equity and fixed income securities are collectively referred to herein as "Global Funds."

The Trust will issue, with respect to each Fund on a continuous offering basis, only specified large aggregations of individual Shares (e.g., 25,000 Shares, 50,000 Shares or 100,000 Shares) (each such specified aggregation of Shares a "Creation Unit").  The size of a Creation Unit for each Fund will initially be determined by the Adviser, in part based on the estimated initial trading price per individual Share of such Fund and the size of Creation Units for other ETFs trading at that time, as well as each Fund's target audience.5 Applicants expect that the initial price of a Creation Unit will be a minimum of $1 million and will fall in the range of $1 million to $10 million, and that the initial trading price per individual Share of each Fund will fall in the range of $15 to $100. Only Shares assembled into Creation Units will be redeemable, but Creation Units will not be listed or traded; Shares will not be individually redeemable. Applicants intend that the initial NAV of the Shares be established per Share at a level convenient for trading purposes.

5 The size of a Creation Unit as stated in a Fund’s Prospectus may be changed, from time to time if the individual Shares price of such Fund increases to such an extent that the Creation Unit price becomes unappealing to investors and arbitrageurs seeking to create or redeem.

Applicants believe that the Funds, like all other ETFs, must offer securities that will be available on an "open-end" basis (i.e., continuously offered) and provide ready redeemability for investors presenting one or more Creation Units for redemption. This open-end structure of each Fund will permit efficiencies in pricing, be most responsive to market needs and demands, and minimize the costs that are sometimes encountered in connection with the underwritten public offerings of shares of closed-end funds. Therefore, purchases and redemptions of Creation Units of the Funds generally will be made by an "in-kind" ("In-Kind") tender of specified securities, with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in the manner described below in Section II.I. "Sales of Shares" and Section II.K. "Redemption." Applicants believe that this In-Kind mechanism minimizes the need to liquidate Portfolio Securities to meet redemptions or to acquire Portfolio Securities in connection with purchases of Creation Units and would permit closer tracking of each Fund's Underlying Index. Applicants submit that this In-Kind mechanism also will provide a number of benefits to investors such as efficiencies in pricing, response to market needs and reductions in certain costs, such as brokerage fees, custodian fees and various other fund overhead costs and fund accounting costs, and significant reductions in transfer agency fees, as well as potential tax efficiencies, all as discussed herein.

Each of the Funds intends to qualify as a "regulated investment company" ("RIC") under the Internal Revenue Code ("Code").

B.

The Initial Fund

The Applicants currently intend to name the Initial Fund the Arrow Insights Sector Momentum Index ETF. The Initial Fund will seek total return by replicating the performance of the Arrow Insights Sector Momentum Index, an Affiliated Index.  The Initial Fund will primarily hold shares of U.S. equity securities. The Initial Fund may also hold cash and cash equivalents, all in accordance with its investment objective.

C.

The Adviser

Arrow will be the investment adviser to the Initial Fund subject to the supervision of the Board of Trustees of the Trust ("Board"). The Adviser is a Delaware limited liability company, with its principal office located at 2943 Olney Sandy Springs Road, Suite A, Olney, Maryland  20832, and is registered as an "investment adviser" under Section 203 of the Advisers Act.

The Adviser, subject to the oversight and authority of the Board, will develop the overall investment program for each Fund.6 The Adviser will manage the investment

6 The term "Board" also includes any board of directors or trustees of a Future Fund.

and reinvestment of each Fund's assets in accordance with its investment objective. The Adviser may enter into sub-advisory agreements with one or more investment advisers to act as "sub-advisers" with respect to particular Funds (each, a "Sub-Adviser" and collectively, the "Sub-Advisers"). The Sub-Advisers, if any, will serve as the portfolio managers or co-portfolio managers for the Funds. The Adviser will compensate any Sub-Adviser out of the advisory fees paid to the Adviser pursuant to the investment advisory contract. Under the Adviser's supervision, each Sub-Adviser will manage or co-manage the investment and reinvestment of each Fund's assets in accordance with the Fund's investment objective. Any Sub-Adviser to a Fund will be registered under the Advisers Act.  However, no Sub-Adviser will serve a Fund in an advisory capacity if it, or an affiliate, is an Index Provider to that same Fund.

D.

The Distributor

The Trust will enter into a distribution agreement with one or more distributors, each registered as a Broker under the Exchange Act, which will act as distributor and principal underwriter ("Distributor") of one or more of the Funds. Each Distributor will distribute Shares on an agency basis. No Distributor is or will be affiliated with any Exchange. The Distributor for each Fund will comply with the terms and conditions of this Application. The Distributor of any Fund may be an Affiliated Person or a Second-Tier Affiliate of that Fund's Adviser and/or Sub-Advisers.7

E.

Underlying Indexes and Licensing Arrangements

1.

General

As noted above, each Fund will be based on an Underlying Index.  The Initial Fund and any Future Fund will be entitled to use its Underlying Index pursuant to either a licensing agreement with the entity that compiles, creates, sponsors or maintains an Underlying Index (each an "Index Provider") or one or more sub-licensing arrangements pursuant to such licensing agreement with the Index Provider.  However, no Sub-Adviser will serve a Fund in an advisory capacity if it, or an affiliate, is an Index Provider to that same Fund.  Each Index Provider will use a proprietary rules-based methodology to determine the composition and relative weightings of the Component Securities in each Underlying Index and publish information regarding the market value of each Underlying Index.  An Index Provider will not provide recommendations to a Fund regarding the purchase or sale of specific securities.  In addition, an Index Provider will not provide any information relating to changes to an Underlying Index's methodology, the inclusion or exclusion of specific Component Securities, or methodology for the

1 Applicants request that the Order also apply to any Distributor to the Funds for so long as it continues to comply with the terms and conditions of this Application.

calculation of the return of Component Securities, in advance of a public announcement of such changes by the Index Provider.

Certain Underlying Indexes will include only long (as opposed to long and short) positions in Component Securities and in that regard will be substantially the same as indexes that have been the subject of many previously granted exemptive applications ("Standard Indexes").8 Each Standard Index will be a Domestic Index, Foreign Index, or combination thereof.

Underlying Indexes that include both long and short positions in securities are referred to as "Long/Short Indexes." The Long/Short Indexes will employ a rules-based approach to determine the Component Securities, and the weightings of the Component Securities, in the long portion and the short portion of the index. The Long/Short Indexes will have a well-developed, specified methodology, and have fully transparent Component Securities and weightings. Each Long/Short Index will be a Domestic Index, Foreign Index, or combination thereof. Funds based on Long/Short Indexes are "Long/Short Funds."

Underlying Indexes that use a 130/30 investment strategy are referred to as "130/30 Indexes."  Underlying Indexes may also employ a variant of a long and short investment strategy such as 110/10 or 120/20, but further reference to such variations is omitted for the sake of brevity.  The 130/30 Indexes will employ a rules-based approach to determine the Component Securities, and the weightings of the Component Securities, in the long portion and the short portion of the index.  The 130/30 Indexes will have a well-developed, specified methodology and have fully transparent Component Securities and weightings.  Each 130/30 Index will be a Domestic Index, Foreign Index, or combination thereof.  Funds based on 130/30 Indexes are "130/30 Funds."

2.

Self-Indexing Funds

The Initial Fund and Future Funds will each be a Self-Indexing Fund.  As such, the Underlying Index for the Initial Fund will be a rules based index (comprised of equity securities) for which the Index Provider a Fund Affiliate ("Affiliated Index Provider").  The Affiliated Index Provider will create and/or own a proprietary, rules based methodology ("Rules-Based Process") to create the Underlying Indexes ("Affiliated Indexes") for use

8 See, e.g.,. Russell Investment Management Company, et al., IC Rel. No. 29655 (April 20, 2011) (notice) and IC Rel. No. 29671 (May 16, 2011) (order), In the Matter of FaithShares Trust, et al., Investment Company Act Release Nos. 28991 (Nov. 5, 2009) (notice) and 29065 (Dec. 1, 2009) and In the Matter of ShariahShares Exchange-Traded Fund Trust, et al., Investment Company Act Release Nos. 29127 (Jan. 29, 2010) (notice) and 29130 (Feb. 22, 2010).

by the Initial Fund and/or Future Funds and other investors.9 Affiliated Indexes will be "transparent," meaning that (i) both the Rules-Based Process and the composition of each Affiliated Index will be freely available to the public, (ii) any change to the Rules-Based Process will be announced at least sixty (60) days prior to becoming effective, (iii) any changes to constituents of and weightings of each Affiliated Index will be announced at least two (2) days prior to the Reconstitution Date and the Rebalance Date (as both such terms are defined below), and (iv) all such changes will be made freely available to the public. The Adviser, if it is the Affiliated Index Provider, will be the owner of the Affiliated Index(es) and all related intellectual property.  Otherwise, the Adviser will enter into a license agreement with the Affiliated Index Provider for the use of the Affiliated Indexes and related intellectual property in connection with the Trust and the Self-Indexing Funds. In either case, the Adviser will provide the use of the Affiliated Indexes and related intellectual property at no cost to the Trust and the Self-Indexing Funds.  However, no Sub-Adviser will serve a Fund in an advisory capacity if it, or an affiliate, is an Index Provider to that same Fund.

Relief specific to Self-Indexing Funds is described more fully in Section III.

F.

Capital Structure and Voting Rights: Book-Entry

Shareholders of a Fund will have one vote per Share with respect to matters regarding the Fund for which a shareholder vote is required consistent with the requirements of the Act, the rules promulgated thereunder and state law applicable to Delaware statutory trusts.

Shares will be registered in book-entry form only. The Funds will not issue individual Share certificates. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York ("DTC"),10 or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares of each Fund (owners of such beneficial

9 The Affiliated Indexes may be made available to registered investment companies, as well as separately managed accounts of institutional investors and privately offered funds that are not deemed to be "investment companies" in reliance on Section 3(c)(1) or 3(c)(7) of the Act for which the Adviser acts as adviser or subadviser ("Affiliated Accounts") as well as other such registered investment companies, separately managed accounts and privately offered funds for which it does not act either as adviser or subadviser ("Unaffiliated Accounts"). The Affiliated Accounts and the Unaffiliated Accounts (collectively referred to herein as "Accounts"), like the Funds, would seek to track the performance of one or more Affiliated Index(es) by investing in the constituents of such Affiliated Index(es) or a representative sample of such constituents of the Underlying Index. Consistent with the relief requested from Section 17(a) below, the Affiliated Accounts will not engage in Creation Unit transactions with a Self-Indexing Fund.

10 DTC is a wholly owned subsidiary of The Depository Trust and Clearing Corporation ("DTCC"). DTCC operates its clearing and settlement businesses through several operating subsidiaries, including DTC, Fixed Income Clearing Corporation ("FICC") and NSCC (as defined below).

interests referred to herein as "Beneficial Owners") will be shown on the records of DTC or the DTC participants ("DTC Participants"). Beneficial Owners of Shares will exercise their rights in such securities indirectly through DTC and the DTC Participants. All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through DTC and the DTC Participants, except as otherwise specified. No Beneficial Owner shall have the right to receive a certificate representing such Shares. Delivery of all notices, statements, shareholder reports and other communications from any Fund to its Beneficial Owners will be at the Adviser's expense through the customary practices and facilities of DTC and the DTC Participants.

G.

Investment Objectives and Policies

1.

General

The investment objective of each Fund will be to provide investment returns that correspond, before fees and expenses, generally to the performance of its Underlying Index. In seeking to achieve the investment objective of a Fund, the Adviser and/or Sub-Adviser will utilize the indexing investment approaches described below. At least 80% of each Fund's total assets (excluding securities lending collateral) ("80% Basket") will be invested in Component Securities, in "to-be-announced" transactions ("TBA Transactions")11 representing Component Securities, or, in the case of Foreign Funds and Global Funds, the 80% Basket requirement may also include Depositary Receipts (defined below) representing Component Securities. Any Depositary Receipts held by a Foreign Fund or a Global Fund will be negotiable securities that represent ownership of a non-U.S. company's publicly traded stock. Applicants believe that, in certain cases, holding one or more Depositary Receipts rather than the Component Securities of the relevant Underlying Index will improve the liquidity, tradability and settlement of a Foreign Fund's or Global Fund's then current Portfolio Securities (thereby improving the efficiency of the creation and redemption process and facilitating efficient arbitrage activity), while at the same time permitting a Foreign Fund or Global Fund to maintain direct exposure to Component Securities of its relevant Underlying Index.

Each Fund may also invest up to 20% of its total assets ("20% Asset Basket") in a broad variety of other instruments including, but not limited to, (a) securities other than Component Securities ("Non-Component Securities"), (b) "Financial Instruments" (including (i) futures contracts, (ii) options on securities, indexes and futures contracts, (iii) caps, collars and floors, (iv) swap agreements and (v) forward contracts), and (c)

11 A TBA Transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date.

money market instruments ("Money Market Instruments")12 (collectively, "Other Instruments"), which the Adviser and/or Sub-Adviser believes will help the Fund track its Underlying Index, as discussed below in subsection 2. A Fund will utilize either a "replication strategy" or "representative sampling" as described below. A Fund using a "replication strategy" will invest in the Component Securities of its Underlying Index in the same approximate proportions as in such Underlying Index. A Fund utilizing representative sampling will hold some, but not necessarily all of the Component Securities of its Underlying Index. From time to time, adjustments will be made in the portfolio of each Fund in accordance with changes in the composition of the Underlying Index or to maintain RIC compliance (see the discussion below in subsection 2). Applicants expect that the returns of each Fund will have an annual tracking error of less than 5% relative to its Underlying Index.

A Fund may utilize a representative sampling strategy with respect to its Underlying Index when a replication strategy might be detrimental to its Beneficial Owners, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow its Underlying Index which contains Component Securities too numerous to efficiently purchase or sell, or, in certain instances, when a Component Security becomes temporarily illiquid, unavailable or less liquid. A Fund using representative sampling will invest in what it believes to be a representative sample of the Component Securities in the Underlying Index, which will be selected by the Adviser and/or Sub-Adviser utilizing quantitative analytical procedures described below. Under the representative sampling technique, each security is selected for inclusion in a Fund through the Adviser's or the Sub-Adviser's application of quantitative analytical procedures to give the Fund's portfolio an investment profile similar to that of its Underlying Index. Securities are selected for inclusion in a Fund following a representative sampling strategy to have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of such Fund's Underlying Index taken in its entirety. If the representative sampling technique is used, a Fund will not be expected to track the performance of its Underlying Index with the same degree of accuracy as would an investment vehicle that invested in every Component Security of the Underlying Index with the same weighting as the Underlying Index. The Adviser and/or Sub-Adviser may also use representative sampling to exclude less liquid Component Securities contained

12 For purposes of this Application, the term Money Market Instruments means short-term debt instruments that have terms-to-maturity of less than 397 days and exhibit high quality credit profiles, and includes U.S. government securities and repurchase agreements. All Money Market Instruments held by a Fund will meet the definition of "Eligible Security" in rule 2a-7 under the Act.

in the Underlying Index from a Fund's portfolio in order to create a more tradable portfolio and improve arbitrage opportunities. Finally, the Fund may realize savings in transaction costs or other efficiencies by gaining exposure to the return of an Underlying Index through the use of Other Instruments.

2.

Non-Component Securities in Fund's 20% Asset Basket

As discussed above in subsection 1, a Fund may hold, as part of its 20% Asset Basket, Non-Component Securities which the Adviser and/or Sub-Adviser believes will help such Fund track the performance of its Underlying Index. The following examples illustrate the circumstances in which a Fund would hold Portfolio Securities that are Non-Component Securities. First, in order to reflect various corporate actions (such as mergers) and other changes in the Fund's Underlying Index (such as reconstitutions), any Fund may accept as Deposit Instruments (defined below), securities that are publicly announced as additions to its Underlying Index prior to their actual date of inclusion in such index.

Second, any Fund may hold Portfolio Securities that have recently been deleted from its Underlying Index due to various corporate actions and reconstitutions. Third, any Fund may invest in Non-Component Securities when necessary to meet RIC diversification requirements. For example, if an issuer represents a percentage of the Underlying Index that is in excess of the RIC single issuer limits, the Adviser and/or Sub-Adviser may invest in Non-Component Securities which the Adviser and/or Sub-Adviser believes have performance characteristics of the securities of such single issuer. In such cases, the Non-Component Securities will be securities in the relevant region, country, industry, market, market segment or market sector tracked by its Underlying Index.

3.

Long/Short Funds

Each Long/Short Fund will establish (i) exposures equal to approximately 100% of the long positions specified by the Long/Short Index and (ii) exposures equal to approximately 100% of the short positions specified by the Long/Short Index. The net investment exposure of each of the Long/Short Funds will equal its net assets.

With respect to a Long/Short Fund's long position, each Fund expects to hold long positions in Component Securities from the long portion of the Long/Short Index. With respect to a Long/Short Fund's short position, each Fund expects to hold short positions in Component Securities from the short portion ("Short Positions") of the Long/Short Index. Each Long/Short Fund will invest at least 80% of its total assets in the Component Securities (including Depositary Receipts and TBA Transactions) including

Short Positions, of the Long/Short Index.1 The remainder of each Long/Short Fund's assets will be its 20% Asset Basket and may be invested as described above. To the extent required by Section 18(f) of the Act, securities and other investments including cash ("Portfolio Investments") in a Long/Short Fund's portfolio would be segregated to cover Short Positions and Financial Instruments in the portfolio.2

4.

130/30 Funds

Each 130/30 Fund will establish (i) exposures to long positions in Component Securities equal in value to approximately 130% of total net assets and (ii) exposures to short positions in Component Securities equal in value to approximately 30% of total net assets, as specified by the underlying 130/30 Index.  The net investment exposure of each of the 130/30 Funds will equal its net assets.

With respect to a 130/30 Fund's long position, each Fund expects to hold long positions in Component Securities from the long portion of the 130/30 Index.  With respect to a 130/30 Fund's short position, each Fund expects to hold Short Positions.

Each Domestic 130/30 Fund will hold at least 80% of its total assets in Component Securities that are specified for the long positions and short positions in its underlying Domestic 130/30 Index.3  By way of example, assuming total assets equal $100, the Domestic 130/30 Fund would take at least $80 (i.e., 80%) and invest it directly in Component Securities specified as the long positions of its underlying Domestic 130/30 Index.  The Domestic 130/30 Fund would then establish Short Positions in short positions dictated by the Domestic 130/30 Index.  In connection with the establishment of the Short Positions, the Domestic 130/30 Fund would obtain $30 in cash, which it would expect to invest in additional Component Securities specified as long positions by its Domestic 130/30 Index.  It would then invest the remainder of its assets (i.e., $20) in Component Securities, Non-Component Securities, Financial Instruments or Money Market Instruments as deemed appropriate by Adviser to track the Domestic 130/30 Index.  To the extent required by Section 18(f) of the 1940 Act, Portfolio Investments in

13 For purposes of this calculation, cash proceeds received from short sales, if any, are not included in total assets.

14 See Securities Trading Practices of Registered Investment Companies, Investment Company Act Rel. No. 10666 (Apr. 18, 1979).  See also Robertson Stephens Investment Trust (pub. avail. Jan. 25, 1994) and Merrill Lynch Asset Management, L.P. (pub. avail. July 2, 1996).

15 Applicants use the following naming convention throughout the Application: a Domestic Index that is a 130/30 Index is referred to as a "Domestic 130/30 Index;" and a Fund that seeks to track a Domestic 130/30 Index is referred to as a "Domestic 130/30 Fund."

the Domestic 130/30 Fund's portfolio would be segregated to cover Short Positions and Financial Instruments in the portfolio.16

Foreign 130/30 Funds will invest at least 80% of their total assets in Component Securities that are specified for the long positions and short positions in their Foreign 130/30 Indexes or Depositary Receipts representing Component Securities that are specified for the long and short positions in their Foreign 130/30 Indexes.

The Long/Short Funds' and 130/30 Funds' holdings of Financial Instruments and Short Positions, along with Deposit Basket (as defined below) information, will be provided in both the IIV File (as defined below), which will be available upon request, and in the full portfolio holdings disclosure, which will be on the Funds' publicly available website ("Website").  The "Indicative Intra-Day Value" is the value of a Fund's net assets during various times during the trading hours of a Fund's listing exchange (the "IIV").  The Adviser will provide full portfolio holdings disclosure on the Website and has developed an "IIV File," which it will use to disclose a Fund's full portfolio holdings, including of Short Positions and Financial Instruments, until such time (or perhaps longer, if the Trust deems it advisable) as the NSCC's PCF system (as described below) can process such information.  Before the opening of business on each Business Day (i) the Trust, Adviser or index receipt agent, on the Trust's behalf, will make the IIV File available by email upon request; and (ii) the Adviser will disclose on the Website the identities and quantities of investments of each Long/Short Fund or 130/30 Fund that will form the basis for a Fund's calculation of NAV at the end of the Business Day.  Given either the IIV File or the Funds' Website disclosure, anyone will be able to know in real time the intraday value of the Long/Short and 130/30 Funds. With respect to Long/Short and 130/30 Funds, the investment characteristics of any Financial Instruments and Short Positions used to achieve short and long exposures will be described in sufficient detail for market participants to understand the principal investment strategies of the Funds and to permit informed trading of their Shares.

5.

Additional Policies

Each Fund has adopted or will adopt certain fundamental policies consistent with the Act and will be classified as either "diversified" or "non-diversified" under the Act. Each Fund, regardless of whether classified as diversified or non-diversified, intends to maintain the required level of diversification and otherwise conduct its operations so as to qualify as a RIC for purposes of the Code in order to relieve such Fund of any liability for federal income tax to the extent that earnings and gains are distributed to shareholders as required under the Code.

16 See supra note 15.

6.

Depositary Receipts

Applicants anticipate that some of the Foreign Funds and Global Funds may invest a significant portion of their assets in depositary receipts representing foreign securities in which they seek to invest ("Depositary Receipts"). Depositary Receipts are typically issued by a financial institution ("Receipts Depository") and evidence ownership interests in a security or a pool of securities ("Securities Underlying Receipts") that have been deposited with the Receipts Depository.1

No Foreign Fund or Global Fund will invest in any Depositary Receipts that the Adviser or the Sub-Adviser deems to be illiquid or for which pricing information is not readily available.

H.

Exchange Listing

Applicants will not seek to register any Future Funds or list the Shares of any Fund without complying with all applicable listing rules of the Exchange on which the Shares will be primarily listed ("Listing Exchange"). The Trust, on behalf of the Initial Funds, will list its Shares on NYSE Arca as the Listing Exchange, and will list the Shares of all Future Funds on an Exchange. The Distributor will serve as principal underwriter only of the Creation Units of Shares and will not maintain a secondary market in Shares. Shares traded on the Listing Exchange or other Exchange will be traded in a manner similar to those of other ETFs. It is expected that one or more Exchange member firms will be designated by the Listing Exchange to act as Exchange Market Makers (defined below) in Shares. For example, if NYSE Arca were to be chosen as the Listing Exchange for a Future Fund, it would designate a "Lead Market Maker" and if Nasdaq were to be chosen as the Listing Exchange for a Future Fund, it would select a "Designated Liquidity Provider" to maintain a market for such Fund's Shares (collectively, "Exchange Market Makers").18

17 Depositary Receipts include American Depositary Receipts ("ADRs") and Global Depositary Receipts ("GDRs"). With respect to ADRs, the Receipts Depository is typically a U.S. financial institution and the Securities Underlying Receipts are issued by a foreign issuer. ADRs are registered under the Securities Act on Form F-6. ADR trades occur either on an Exchange or off-exchange. Financial Industry Regulatory Authority ("FINRA") Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the Receipts Depository may be a foreign or a U.S. entity, and the Securities Underlying Receipts may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No Affiliated Persons of Applicants or any Sub-Adviser will serve as the Receipts Depository for any Depositary Receipts held by a Fund.

18 No Exchange Market Maker is or will be an Affiliated Person or a Second-Tier Affiliate of the Funds, except pursuant to Sections 2(a)(3)(A) and (C) of the Act due to solely to ownership of Shares, as described below.

Applicants intend to satisfy all listing requirements for a Fund to maintain its listing on the Listing Exchange, including meeting minimum threshold requirements related to beneficial holders, maintaining its relevant Underlying Index and any additional listing requirements the Listing Exchange deems advisable.

As long as each Fund operates in reliance on the requested Order, Shares will be listed on a Listing Exchange. Shares may also be cross-listed on one or more foreign securities markets.

I.

Sales of Shares

1.

General

The Trust will be structured in a manner similar to all ETFs currently trading in the United States and therefore will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV per Share of each Fund is expected to be determined as of the close of the regular trading session on the NYSE (ordinarily 4:00 p.m. Eastern time ("ET")) ("Closing Time") on each day that the NYSE is open. Each Fund will sell and redeem Creation Units only on a "Business Day" which is defined as any day that the NYSE, the relevant Listing Exchange, the Trust and the Fund's custodian (the "Custodian") are open for business and includes any day that a Fund is required to be open under Section 22(e) of the Act.

In order to keep costs low and, potentially, permit closer tracking of each Fund's Underlying Index, Shares will be purchased and redeemed in Creation Units and generally on an In-Kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an In-Kind deposit of specified instruments ("Deposit Instruments"), and shareholders redeeming their Shares will receive an In-Kind transfer of specified instruments ("Redemption Instruments").19

On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, unless the Fund is Rebalancing (as defined below). In addition, the Deposit Instruments and the Redemption

19 The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

Instruments will each correspond pro rata to the positions in the Fund's portfolio (including cash positions),20 except:

a.

in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

b.

for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;21

c.

TBA Transactions, derivatives and other positions that cannot be transferred In-Kind3 will be excluded from the Deposit Instruments and the Redemption Instruments;23

d.

to the extent the Fund determines, on a given Business Day, to use a representative sampling of the Fund's portfolio;24 or

e.

for temporary periods, to effect changes in the Fund's portfolio as a result of the rebalancing of its Underlying Index (any such change, a "Rebalancing").

If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Deposit Instruments or Redemption Instruments exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the "Cash Amount"). A difference may occur where the market value of the Deposit Instruments or Redemption Instruments, as applicable, changes relative to the net asset value of the Fund for the reasons identified in clauses (a) through (e) above.

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than In-Kind, solely under the following circumstances:

a.

to the extent there is a Cash Amount, as described above;

b.

if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

20 The portfolio used for this purpose will be the same portfolio used to calculate the Fund’s NAV for that Business Day.

21 A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

22 This includes instruments that can be transferred In Kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

23 Because these instruments will be excluded from the Deposit Instruments and the Redemption Instruments, their value will be reflected in the determination of the Cash Amount (defined herein).

24 A Fund may only use sampling for this purpose if the sample: (i) is designed to generate performance that is highly correlated to the performance of the Fund’s portfolio; (ii) consists entirely of instruments that are already included in the Fund’s portfolio; and (iii) is the same for all Authorized Participants (defined below) on a given Business Day.

c.

if, upon receiving a purchase or redemption order from an Authorized Participant (defined below), the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;25

d.

if, on a given Business Day, the Fund requires all Authorized Participants (defined below) purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the National Securities Clearing Corporation ("NSCC") Process or DTCC Process; or (ii) in the case of Foreign Funds and Global Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

e.

if the Fund permits an Authorized Participant (defined below) to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Foreign Fund or Global Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds In-Kind.26

The Deposit Instruments and any cash payment constitute the "Deposit Basket," and the Redemption Instruments and any cash payment constitute the "Redemption Basket," with the cash payment in each instance determined in accordance with the procedures described above. Each Business Day, before the open of trading on the Listing Exchange, the Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Deposit Instruments and the Redemption Instruments, as well as the estimated Cash Amount (if any), for that day.27

25 In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or In-Kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share  purchasers because of the Adviser’s or Sub-Adviser’s size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or In-Kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an In-Kind redemption. As a result, tax considerations may warrant In-Kind redemptions.

26 A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

27 If the Fund is Rebalancing, it may need to announce two estimated Cash Amounts for that day, one for deposits and one for redemptions.

The list of Deposit Instruments and the list of Redemption Instruments will apply until new lists are announced on the following Business Day, and there will be no intra-day changes to the lists except to correct errors in the published lists.

2.

Transaction Fees

Transaction expenses, including operational processing and brokerage costs, will be incurred by a Fund when investors purchase or redeem Creation Units In-Kind and such costs have the potential to dilute the interests of the Fund's existing shareholders. Hence, each Fund will impose purchase or redemption transaction fees ("Transaction Fees") in connection with effecting such purchases or redemptions of Creation Units. Since the Transaction Fees are intended to defray the transaction expenses as well as to prevent possible shareholder dilution resulting from the purchase or redemption of Creation Units, the Transaction Fees will be borne only by such purchasers or redeemers. Where a Fund permits an In-Kind purchaser or redeemer to substitute cash-in-lieu of depositing or receiving one or more of the requisite Deposit Instruments or Redemption Instruments, the purchaser or redeemer may be assessed a higher Transaction Fee on the cash-in-lieu portion of its investment to cover the cost of purchasing or selling such Deposit Instruments or Redemption Instruments, including operational processing and brokerage costs, and part or all of the spread between the expected bid and offer side of the market relating to such Deposit Instruments or Redemption Instruments. The amounts of such Transaction Fees will be determined separately for each Fund. The amount of the maximum Transaction Fee for each Fund and the method of calculating such Transaction Fees will be set separately.

Variations in the Transaction Fees may be imposed from time to time.  Any variations in the Transaction Fees will be imposed in accordance with Rule 22d-1 under the Act.  Transaction Fees will be limited to amounts that have been determined by the Adviser to be appropriate and will take into account transaction costs associated with the relevant Deposit Instruments and Redemption Instruments of the Funds.  In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

3.

Purchase of Creation Units; General

All orders to purchase Creation Units must be placed on a Business Day with a Distributor by or through an "Authorized Participant" which is either: (1) a "Participating Party," i.e., a broker-dealer or other participant in the Continuous Net Settlement System of the NSCC ("CNS System"), a clearing agency registered with the Commission, or (2) a DTC Participant, which, in either case, has signed a "Participant Agreement" with a Distributor. An investor does not have to be an Authorized

Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. An Authorized Participant is not required to be a member of an Exchange. A Distributor will furnish to those placing such orders acknowledgement that the orders have been accepted, but the Trust or a Distributor may reject any order to purchase Creation Units for any reason, including if an order to purchase Shares which is not submitted in proper form by the Order Cut-Off Time.

Subsequent to the acceptance of an order to purchase a Creation Unit and the receipt of proper payment therefor, the Trust will be instructed to initiate "delivery" of the appropriate number of Shares to the book-entry account specified by the entity placing the order. A Distributor will be responsible for delivering, as necessary, the Prospectus to those persons purchasing Creation Units and for maintaining records of both the orders placed with it and the acknowledgements of acceptance furnished by it. In addition, a Distributor will maintain a record of the instructions given to the Trust to implement the delivery of Shares. A Distributor may delegate certain administrative tasks to an administrator.

4.

Timing and Purchase of Redemption Orders

All orders will be required to be received by the Order Cut-Off Time (as defined below) in order to be processed on the same Business Day (the "Transmittal Date"). The "Order Cut-Off Time" of each Fund is the time at which the Fund calculates its NAV.  Each Fund currently intends to calculate its NAV at the close of regular trading on the NYSE (ordinarily 4:00 p.m. ET). Thus, Order Cut-Off Time of each Fund is currently generally expected to be 4:00 p.m. ET. The Order Cut-Off Time will be disclosed to Authorized Participants.

The Order Cut-Off Time may be truncated in the case of custom orders. Specifically, the Order Cut-Off Time may be shortened by up to two (2) hours in the case of custom orders. Currently, in the case of custom orders, the order must be received by a Distributor no later than 3:00 p.m. ET. In addition, on days when the Exchanges or bond markets close earlier than normal, the Funds may require orders for Creation Units to be placed earlier in the day. For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the Order Cut-Off Time for Fixed Income Funds and Combination Funds is expected to be no later than 11:00 a.m. ET.

5.

Payment Requirements

Authorized Participants purchasing Creation Units of Shares must either: (1) initiate instructions pertaining to Deposit Baskets through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Units of Shares (such process being referred to herein as the "Clearing Process") or (2) deliver Deposit Baskets to the Trust outside the Clearing Process, including through the facilities of DTC ("DTC Process").

6.

Settlement and Clearing of Purchase and Redemption Orders

Purchase orders for creations and redemptions of Creation Units generally will be processed either through the enhanced Clearing Process or through the manual DTC Process. The enhanced Clearing Process simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit. With respect to domestic equities, the enhanced clearing process is available, but only to those DTC Participants that also are participants in the CNS System. By contrast, the manual DTC Process, which is available to all DTC Participants, involves a manual line-by-line movement of each securities position. Because the DTC Process involves the movement of hundreds of securities individually, while the Clearing Process can act on instructions regarding the movement of one unitary basket that automatically processes the movement of hundreds of securities, DTC may charge a Fund more than NSCC to settle a purchase or redemption of Creation Units.

Settlement and clearing of foreign securities, however, presently cannot be made using either the Clearing Process or the DTC Process. For Funds investing in foreign equities, once a purchase order has been placed with a Distributor, a Distributor will inform the Adviser and the Custodian. The Custodian will then inform the appropriate sub-custodians.28 The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner, the relevant Deposit Instruments and cash. If applicable, the sub-custodians will confirm to the Custodian that the required securities, Other Instruments and/or cash have been delivered, and the Custodian will notify the Adviser and Distributor that the required securities, Other Instruments and/or cash have been delivered.

The fixed income securities that are Deposit Instruments will clear and settle in the same manner as the fixed income securities and shares of other ETFs that invest in fixed income securities. Deposit Instruments that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. Other Deposit Instruments will settle in accordance with the normal rules for settlement of such instruments in the applicable market.

28 The Trust, in accordance with the provisions of Rule 17f-5 under the Act, may appoint one or more eligible foreign custodians in each jurisdiction where the Portfolio Securities of each Foreign Fund and Global Fund principally trade to act as its designated agent to hold, settle, clear and effect any required transaction in such securities.

In connection with the settlement of purchase orders, the Custodian will monitor the movement of the underlying Deposit Instruments and/or cash and will instruct the movement of Shares only upon validation that such securities and/or cash have settled correctly.  The settlement of Shares will be aligned with the settlement of the underlying Deposit Instruments and/or cash and, except as discussed below with respect to Portfolio Securities traded in foreign markets, will generally occur on a settlement cycle of "T+3" (as defined below) Business Days or shorter, at the sole discretion of the Trust on behalf of each Fund. Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any material impact on the arbitrage efficiency or the secondary market trading of Shares of a Fund.29

Each Fund generally recoups the settlement costs charged by NSCC or DTC by imposing a Transaction Fee on investors purchasing and redeeming Creation Units. Because, as discussed above, DTC charges are typically higher than NSCC charges, investors purchasing or redeeming through the DTC Process will generally pay a higher Transaction Fee than will investors doing so through the Clearing Process.

In the case of a redemption of Shares, the settlement and clearing process would operate in the reverse of the manner described above.

J.

Pricing

The price of Shares trading on an Exchange will be based on a current bid/offer market. The price of Shares of each Fund, like the price of all traded securities, will be subject to factors such as supply and demand, as well as the current value of the Portfolio Securities held by such Fund. In addition, individual Shares are available for purchase or sale on an intraday basis on an Exchange and do not have a fixed relationship to the previous day's NAV per Share or the current day's NAV per Share. Prices on an Exchange therefore may be below, at, or above the most recently calculated NAV of such Shares.

29 Applicants note that Shares of the Fixed Income Funds typically will trade and settle on a trade date plus three business days ("T+3") basis.  Where this occurs, Applicants believe that Shares of each Fixed Income Fund and each Combination Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio  Securities through each Share’s T+3 settlement date. As with other investment companies, the Act requires the Funds to calculate NAV based on the current market value of Portfolio Securities, and does not permit the Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds and the Combination Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds and the Combination Funds. The Exchange Market Makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or basket of fixed income securities.

Applicants believe that the existence of a continuous trading market on an Exchange for Shares, together with the publication by such Exchange of the current market value of the sum of the Deposit Instruments and the estimated Cash Amount, will be features of each Fund particularly attractive to certain types of investors.

K.

Redemption

Shareholders of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through a Distributor, which will act as the Trust's agent for redemption.30 Redemption orders must be placed by, or through, an Authorized Participant. Creation Units of each Fund will be redeemable at their NAV per Share next determined after receipt of a request for redemption in good order, as described in Section II.I. above.

Except with respect to certain Foreign Funds (as discussed below), consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except at the following times: (1) any period during which the NYSE is closed other than customary weekend and holiday closings; (2) any period during which trading on the NYSE is suspended or restricted; (3) any period during which an emergency exists as a result of which disposal of Portfolio Securities is not practicable or it is not reasonably practicable to fairly determine the value of Portfolio Securities; or (4) in such other circumstances as permitted by the Commission.

Except as permitted pursuant to any relief under the Order from Section 22(e), the Trust will transfer the Redemption Basket to the redeeming shareholder no later than the third Business Day next following the date on which request for redemption is made.

L.

Dividend Reinvestment Service

30 In the event that the Trust or any Fund is terminated, the composition and weighting of the relevant Portfolio Securities to be made available to redeeming investors shall be established as of such termination date. Except in the event of a "reorganization," as defined in the Trust’s Declaration of Trust, there are no specific termination events.  Any Fund may be terminated either by a majority vote of the Board or by the affirmative vote of not less than a majority of the Shares of the Fund. Although Shares are not automatically redeemable upon the occurrence of any specific event, the Trust’s organizational documents provide that the Board will have the unrestricted power to alter the number of Shares constituting a Creation Unit. Therefore, in the event of a termination, the Board in its discretion could determine to permit the Shares to be individually redeemable. In such circumstances, the Fund might elect to pay cash-only redemptions to all shareholders, with an In-Kind election for shareholders owning in excess of a certain stated minimum amount.

No Fund will make DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds but certain individual Brokers may make a dividend reinvestment service available to their clients.

M.

Shareholder Transaction and Distribution Expenses

No sales charges for purchases of Creation Units of any Fund are contemplated. As discussed above in Section II.I.2., each Fund will charge a Transaction Fee only to those investors purchasing and redeeming Shares in Creation Units. Investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses. Each Fund is authorized to implement a plan under Rule 12b-1 of the Act of up to 25 basis points, calculated on the average daily NAV of each Fund. Such plan, if implemented, will be disclosed.

N.

Shareholder Reports

Each Fund will furnish to DTC Participants for distribution to Beneficial Owners of Shares notifications with respect to each distribution, as well as an annual notification as to the tax status of such Fund's distributions. Each Fund will also furnish to DTC Participants, for distribution to Beneficial Owners of Shares, the Fund's annual report containing audited financial statements, as well as copies of annual and semiannual shareholder reports.

O.

Availability of Information Regarding Shares and Underlying Indexes

1.

General

The daily NAV for each Fund will be calculated and disseminated publicly each Business Day.

(a)

Information Provided to Authorized Participants

All Authorized Participants may access the following information. Those Authorized Participants that are not also NSCC members may have to either join NSCC or obtain the portfolio composition file ("PCF") from a third-party data vendor.

At the end of each Business Day, the Trust will prepare the next day's Deposit Basket and Redemption Basket for the Funds and send this information to the transfer agent, Custodian or index receipt agent, as applicable. The same evening, that party will create a PCF for each Fund, including the information described above, which it will transmit to NSCC, and that will be published through NSCC, before the start of the next Business Day. The information in the PCF will be available to all NSCC members. Except as discussed below, the PCF will provide information sufficient to calculate the

IIV (defined below) for the Funds during the next Business Day and disclose the full portfolio that will be the basis for the next day's NAV calculation.

The NSCC's system for the receipt and dissemination to its participants of the PCF was designed for portfolios consisting entirely of equity or fixed income securities, cash and Money Market Instruments. As a result, it is not currently capable of processing information with respect to Short Positions and Financial Instruments. Therefore, for the Long/Short Funds and 130/30 Funds, the Adviser will provide full portfolio holdings disclosure on the Website and has developed an "IIV File," which it will use to disclose the Funds' full portfolio holdings, including Short Positions and Financial Instruments, until such time (or perhaps longer, if the Trust deems it advisable) as the NSCC's PCF system can process such information. Before the opening of business on each Business Day (i) the Trust, Adviser or index receipt agent, on the Trust's behalf, will make the IIV File available by email upon request; and (ii) the Adviser will disclose on the Website the identities and quantities of Portfolio Investments of each Long/Short Fund or 130/30 Fund that will form the basis for the Funds' calculation of NAV at the end of the Business Day. In addition, under accounting procedures followed by the Funds, trades made on the prior Business Day will be booked and reflected in NAV on the current Business Day. Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

The portfolio holdings disclosure on the Website and the IIV File each will contain information sufficient by itself for market participants to calculate a Fund's IIV (defined below) during the next Business Day and effectively arbitrage the Fund. For example, the following information will be provided in the IIV File for a Fund holding equity securities and Short Positions and/or Financial Instruments: (A) the total value of the equity securities and Short Positions held by such Fund, (B) the total value of swaps held by such Fund based on the units and closing price of the swaps (together with an indication of any index on which such swap is based and whether the Fund's position is long or short), (C) the total value of any futures contracts (together with an indication of the index on which such contract is based, whether the Fund's position is long or short and the contract's expiration date), (D) the number of futures contracts held by the Fund (together with an indication of the index on which such contract is based, whether the Fund's position is long or short and the contract's expiration date), (E) the Fund's total assets and total shares outstanding, and (F) a "net other assets" figure reflecting expenses and income of the Fund to be accrued during and through the following Business Day and accumulated gains or losses on the Fund's Financial Instruments through the end of the Business Day immediately preceding the publication of the IIV File. The IIV File for a Fund holding collars, caps or other Financial Instruments would contain analogous information for such instruments. Information regarding cash and

Money Market Instrument positions will also be disclosed in the IIV File for such Fund. For Funds accepting all-cash payments for purchase orders and making all-cash payments for redemption orders, the IIV File will permit NSCC participants to calculate the IIV of such Funds as well as the amount of cash required to create a Creation Unit and to be received upon redemption of a Creation Unit on that Business Day.

(b)

Information Provided to Authorized Participants and the General Public

In addition, the Trust, Adviser or index receipt agent, on the Trust's behalf, will make publicly available the full portfolio holdings of each Long/Short Fund and 130/30 Fund on the Website. This Website disclosure will be made and updated daily and will include, as applicable, the names and number of shares held of each security in a Fund's portfolio, whether a long position or a Short Position, including the security identifier (e.g., CUSIP or ticker symbol). Similar information on Financial Instruments, including the aggregate notional value, Money Market Instruments and cash in each Fund's portfolio will also be provided.31 The portfolio holdings information made available on the Website on each Business Day will form the basis for the relevant Fund's NAV calculation as of 4:00 pm E.T. on that Business Day and will reflect portfolio trades made on the immediately preceding Business Day.

2.

IIV

The IIV (defined below) is designed to provide investors with a reference value that can be used in connection with other related market information. With respect to Domestic or Foreign Funds, Applicants expect the relevant Listing Exchange to disseminate, every 15 seconds, during regular trading hours, through the facilities of the Consolidated Tape Association, the IIV for each Fund, on a per individual Share basis.

The relevant Listing Exchange or another independent third party will calculate the IIV throughout the trading day by (i) calculating the current value of the Deposit Instruments and any Short Positions, (ii) calculating the estimated amount of cash and/or Money Market Instruments per Creation Unit held in the Funds' portfolio

31 The information on the public Website will be the same as that disclosed to Authorized Participants in the IIV File, except that (i) the information provided on the Website will be formatted to be reader-friendly and (ii) the portfolio holdings data on the Website will be calculated and displayed on a per Fund basis, while the information in the IIV File will be calculated and displayed on a per Creation Unit basis. Both the IIV File and the Website, as well as the PCF, will reflect dividends paid and accruals for expenses incurred, as well as the next Business Day’s estimated dividend and expense accrual information. While Applicants intend to make the Website disclosure reader-friendly, the PCF and IIV File will be formatted so as to be compatible with the systems that the Listing Exchange and Authorized Participants use to retrieve and process such data.

("Estimated Cash"), (iii) calculating the current in-the-money or out-of-the-money value of the Financial Instruments held by the Fund, if any, (iv) adding (i) through (iii) to arrive at a value, and (v) dividing that value by the number of Shares in a Creation Unit to obtain the IIV.

Neither the relevant Listing Exchange nor any other independent third party provider will guarantee the accuracy or completeness of the IIV. In addition, neither the Trust nor the Adviser will be responsible for the calculation or dissemination of the IIV. They will, therefore, make no warranty as to its accuracy or its usefulness to traders of Shares.

Applicants note with respect to Foreign Funds that the international markets where their Deposit Instruments trade may close prior to the Order Cut-Off Time for the Funds; therefore, the value of Foreign Funds' Deposit Instruments will continue to be updated only for foreign exchange currency rates through the remainder of the Foreign Funds' trading day at the prescribed 15-second intervals. Applicants also note that, for the Fixed Income Funds, a third party will likely calculate the IIV and a major market data vendor will disseminate the IIV as, to date, Exchanges have not generally provided such services with respect to Fixed Income Funds.

3.

Underlying Index Value

Applicants understand that the value of an Underlying Index will be updated intra-day and that these intra-day values will be disseminated at regular intervals throughout the trading day by an organization authorized by the Index Provider. The composition and return of the Underlying Index will also be calculated and disseminated at the end of the day. The end of day values of the Underlying Index of a Foreign Fund or Global Fund will be adjusted to reflect currency exchange rates at the end of each Business Day.

4.

Additional Information and Data

In addition, the Website, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or the midpoint of the bid/ask spread at the time of the calculation of such NAV ("Bid/Ask Price"), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

Applicants expect, given the history of the Prior ETFs, that Shares will be followed by stock market and mutual fund professionals as well as investment advisers who will offer their analysis of why investors should purchase, hold, or sell Shares. Exchange listing of Shares should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.

Applicants note that because bonds and other fixed income securities typically trade through "over-the-counter" or "OTC" transactions, information about the intra-day prices of such securities comes from a variety of sources. With respect to Fixed Income Funds and Combination Funds, this information includes: (i) executed bond transactions as reported on FINRA's Trace Reporting and Compliance System ("TRACE" or the "TRACE System"); (ii) intra-day prices obtained directly from Brokers and/or (iii) intra-day prices obtained from subscription services, such as Bloomberg. For these purposes, "intra-day prices" may include executed transaction prices, executable prices or indicative prices, all of which are available to Authorized Participants and other investors from major Brokers. "Executed transaction prices," as the term suggests, are the prices at which completed transactions in bond and other fixed income securities actually occurred, such as those executed transactions reported on TRACE or other transaction reporting systems. "Executable quotations" are price quotations provided by Brokers that indicate the price at which such Broker would buy or sell a specified amount of fixed income securities. "Indicative quotations" are price quotations provided by Brokers that, while not necessarily executable, provide an indication of the price at which such Broker would buy or sell a specified amount of fixed income securities.

As noted above, one source of intra-day U.S. bond prices is the TRACE system, which reports executed prices on corporate bonds. TRACE reported prices are available without charge on FINRA's website on a "real time" basis (subject to a fifteen minute delay) and also are available by subscription from various information providers (e.g., Bloomberg). In addition, Authorized Participants and other market participants, particularly those that regularly deal or trade in bonds and other fixed income securities have access to intra-day prices for such securities from a variety of sources other than TRACE. An additional source of information available to Authorized Participants is their own trading desks. Applicants understand that many Authorized Participants currently make markets in the bonds and other fixed income securities included in the Funds' Underlying Indexes and that, when acting as such, they have access to intra-day prices of such securities through their own trading desks and therefore will be able to assess the intra-day value of each Fund's fixed income Deposit Instruments using this information. Market participants, particularly large institutional investors, regularly receive executable and indicative quotations on fixed income securities from Brokers. Authorized Participants and other market participants also can obtain prices of fixed income securities by subscription from third parties through on-line client-based services.32

Applicants note that some or all of the Component Securities of Foreign Indexes and Global Indexes may be securities issued by foreign domiciled companies that are listed and traded on non-US trading venues. In such cases, the Component Securities will be listed on major stock exchanges in the country in which the issuer is domiciled. Foreign Indexes and Global Indexes may also include securities issued by foreign domiciled companies that are listed on NYSE Arca or NASDAQ, as well as ADRs and/or GDRs.

The closing prices of each Fund's Deposit Instruments will be readily available from, as applicable, the relevant Listing Exchange, automated quotation systems, published or other public sources, such as TRACE, or on-line information services such as, Bloomberg or Reuters. Similarly, information regarding market and prices and volume of Shares will be broadly available on a real time basis throughout the trading day. In addition, Applicants expect, given the past history of the Prior ETFs, that Shares will be followed closely by stock market and mutual fund professionals as well as investment advisers, who will offer their analysis of why investors should purchase, hold, sell or avoid Shares. In conclusion, Exchange listing of Shares should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.

P.

Sales and Marketing Materials

Applicants will take appropriate steps as may be necessary to avoid confusion in the public's mind between the Funds and a traditional "open-end investment company" or "mutual fund." Although each Fund will be classified and registered under the Act as an open-end management investment company, neither the Trust nor any Fund will be advertised or marketed or otherwise "held out" as a traditional open-end investment company or a mutual fund. Instead, each Fund will be marketed as an "ETF" or "exchange-traded fund." To that end, the designation of the Funds in all advertising and marketing materials will be limited to the terms "ETF," "investment company," "fund" and "trust" without reference to an "open-end fund" or a "mutual fund," except to compare and contrast the Funds with traditional open-end management investment companies (which may be referred to as "mutual funds"). All advertising and marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or

32 "[M]ost professional market participants, dealers, investors and issuers have access to reliable bond price data through commercial vendors." Statement of William H. James of the Bond Market Association before the House Committee on Commerce Subcommittee on Finance and Hazardous Materials, September 29, 1998, reported in The Bond Market Association—Legislative Issues (discussing the increasing availability of pricing information in all sectors of the bond market).

Shares traded on an Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable and will disclose that the owners of Shares may acquire those Shares from the Fund, or tender such Shares for redemption to the Fund in Creation Units only. The same approach will be followed in connection with any investor educational materials issued or circulated in connection with the Shares.

While Creation Units may be redeemed, brokerage and other costs may be associated with aggregating a sufficient number of Shares to redeem them directly to the Fund in a Creation Unit. After a Fund has traded for twelve months or more, supplementary information on market premiums or discounts relative to the NAV will be provided to enable present Beneficial Owners of Shares and prospective investors to evaluate the relative desirability of the Shares' intraday marketability versus a traditional mutual fund's redeemability at NAV at every trading day's closing NAV.

Q.

Procedure by Which Shares Will Reach Investors

Based on the experience of Prior ETFs, Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of a Fund. One is the institutional investor that desires to keep a portion of its portfolio indexed to a Fund's Underlying Index and finds Shares a cost effective means to do so, with the added benefit of exchange-traded liquidity should it wish to sell some or all of its holdings. Another likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of a Fund's Shares on an Exchange versus the aggregate value of the Portfolio Securities, the Deposit Instruments or Redemption Instruments and the applicable Cash Amount. Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged. Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market, as well as keep the market price of Shares close to their NAV per Share. Lastly, Applicants observe that Exchange Market Makers may from time to time find it appropriate to purchase or redeem Creation Units in connection with their market-making activities.

In the above examples, those persons who purchase Shares in Creation Units may hold such Shares or may, at the time of purchase or at a later time, sell such Shares into the secondary market. Applicants expect that secondary market purchasers of Shares will include both institutional investors and "retail" investors for whom such Shares provide a useful, "retail-priced" exchange-traded mechanism for investing in the region, country, industry, market, market segment or market sector represented by the relevant Underlying Index. The price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help to ensure that Shares will not trade at a material discount or premium in relation to their NAV per Share.

As discussed above, certain Funds may invest up to 20% of total assets in Financial Instruments. Applicants believe that the use of such Financial Instruments will neither alter the arbitrage opportunities nor inhibit arbitrage activity. The Adviser expects that the arbitrageurs and other institutional investors will take advantage of premiums or discounts in the market price of ETS as described above, just as such entities now do in connection with the shares of the Prior ETFs. The Adviser believes that the PCF and/or the IIV File will continue to provide all of the data necessary to facilitate trading and/or investment by such institutional investors.

R.

Third Party Broker-Dealer Issues; Disclosure Documents

As described above, Shares in Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of the relevant Fund, a "distribution," as such term is used in the Securities Act, may be occurring. As a result, a Broker and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent individual Shares, and sells such Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares.

Brokers who are not "underwriters," but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an "unsold allotment" within the meaning of Section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(3) of the Securities Act.33

The Distributor will act as coordinator in connection with the production and distribution of a Fund's Prospectus and SAI to Brokers and will make generally known among the Broker community that current versions of such documents may be obtained through the Distributor. Brokerage firms will be able to order in advance their anticipated quantities of such Prospectus and SAI from the Distributor. Additionally, the Distributor

33 Applicants note that prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a Prospectus (until such Prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in Shares (pursuant to Section 4(4) of the Securities Act). Also, firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Listing Exchange in connection with a sale on such Listing Exchange, is satisfied by the fact that the Fund’s Prospectus and SAI are available at such Listing Exchange upon request.

will arrange to deliver the Fund's Prospectus and SAI to the Listing Exchange, where they will be available for review by investors.

III.

SELF-INDEXING FUND RELIEF

A.

The Need for Exemptive Relief

As described in Section II above, the Initial Fund will be a Self-Indexing Fund.  Applicants submit that, were the Affiliated Index Provider not a Fund Affiliate, (i) a Self-Indexing Fund's use of an Affiliated Index would be indistinguishable from the use of existing equity and/or fixed income indexes by other ETFs, including the Funds, and (ii) the Affiliated Index Provider would be viewed no differently than the other Index Providers referenced in this Application, who create and license their intellectual property for use by various persons, such as portfolio managers and their funds, including ETFs. Applicants assert that the structure of the Self-Indexing Funds will be virtually identical to that of the ETFs issued by WisdomTree Trust, IndexIQ and Market Vectors, and, but for the presence of the Affiliated Index Provider, all Funds that do not use an affiliated Index Provider. Applicants further submit that the operation of the Self-Indexing Funds and the Self-Indexing Funds' arbitrage mechanism, for all practical purposes, will be identical to the operation and arbitrage mechanism of ETFs now trading.

Applicants contend that the potential conflicts of interest arising from the fact that the Affiliated Index Provider will be a Fund Affiliate are not actual concerns, and will not have any impact on the operation of the Self-Indexing Funds, because the Affiliated Indexes will maintain transparency. The Self-Indexing Funds' portfolios will be transparent and the Adviser, any Affiliated Index Provider, any Sub-Adviser and the Self-Indexing Funds each will adopt policies and procedures to address any potential conflicts of interest.

Among other things, the policies and procedures will be designed to limit or prohibit communication with respect to issues/information related to the maintenance, calculation and reconstitution of the Affiliated Indexes between (i) Index Personnel (as defined below)1 and (ii) personnel who have responsibility for the management of the Self-Indexing Funds or any Affiliated Accounts. These policies and procedures are sometimes referred to herein as "Firewalls." The employees who have responsibility for the Affiliated Underlying Indexes and Rules-Based Process are referred to herein as "Index Personnel."

34 Index Personnel may be employees of the Adviser (such as when the Index Provider is a division of the Adviser) or an affiliate of the Adviser ("Adviser Affiliate") or employees of another Fund Affiliate who is an Affiliated Index Provider, as the case may be.

Applicants assert that the Underlying Indexes will be as transparent as other indexes used by existing affiliated index-based ETFs (e.g., Wisdom Tree Order). Like other indexes used by ETFs currently trading, the Affiliated Indexes owned by the Affiliated Index Provider will be created using a detailed Rules-Based Process that will be made publicly available. The Affiliated Index Provider will publish in the public domain, including on its website and/or the Self-Indexing Funds' Website, the rules that govern the construction and maintenance of each of its Affiliated Indexes. Applicants believe that this public disclosure will prevent the Adviser from possessing any advantage over other market participants by virtue of being the Affiliated Index Provider or being affiliated with an Affiliated Index Provider.

Like other Index Providers, the Affiliated Index Provider will have the right to modify the Rules-Based Process in the future. The Rules-Based Process could be modified, for example, to reflect changes in the underlying market tracked by an Affiliated Index, the way in which the Rules-Based Process takes into account market events or to change the way a corporate action, such as a stock split, is handled. Such changes would not take effect until the Affiliated Index Provider has given (1) the Calculation Agent (defined below) reasonable prior written notice of such rule changes, and (2) the investing public at least sixty (60) days published notice that such changes will be implemented. Index Personnel are solely responsible for the creation and development of the Rules-Based Process and determining the nature of modifications to the Rules-Based Process. In conjunction with the Firewalls discussed herein, these restrictions will prevent the Adviser, any Sub-Adviser or any other Fund Affiliate from having any advantage over other market participants, including the investing public, with respect to prior knowledge of companies that may be added to or deleted from the Affiliated Index or from any Self-Indexing Funds that track the Affiliated Indexes. Applicants believe that by publicly disclosing the Rules-Based Process governing the construction and maintenance of the Affiliated Indexes, and requiring significant advance publication of changes to the Rules-Based Process, the Affiliated Indexes that will be owned by the Affiliated Index Provider will be at least as transparent as other affiliated indexes underlying existing ETFs.

B.

Policies and Procedures to Guard Against Self-Indexing Fund Conflicts of Interest

The Commission has raised concerns regarding conflicts of interest that could result through the use of an Affiliated Index Provider. These conflicts include the potential ability of an affiliated person to manipulate the Affiliated Index to the benefit or detriment of the Self-Indexing Fund, as well as conflicts that may arise with respect to the personal trading activity of personnel of the affiliated person who may have access to or knowledge of changes to an Affiliated Index's composition methodology or the constituent securities in an Affiliated Index prior to the time that information is publicly disseminated.

Applicants do not believe the potential for conflicts of interest raised by the Adviser's use of the Affiliated Indexes in connection with the management of the Self-Indexing Funds and any Affiliated Account will be substantially different from the potential conflicts presented by an adviser managing two or more registered funds. More specifically, Applicants do not believe the potential for conflicts presented by the Adviser's use of the Affiliated Indexes in connection with the management of the Self-Indexing Funds and the Affiliated Accounts is substantially different from the potential for conflicts presented by the side by side management of ETFs which track the performance of an index that also serves as the benchmark for a traditional mutual fund or unregistered account managed by the same adviser. Furthermore, Applicants do not believe the potential for conflicts presented by the Adviser's use of the Affiliated Indexes in connection with the management of the Self-Indexing Funds and any Affiliated Account is substantially different from the potential for conflicts presented and addressed in the WisdomTree Order. The Adviser and the Affiliated Index Provider will adopt and implement policies and procedures that they believe will minimize or eliminate any potential conflicts of interest raised by the Adviser's use of Affiliated Indexes in connection with the management of the Self-Indexing Funds.

First, the Adviser will disclose the potential for conflicts to the Self-Indexing Funds and their shareholders. Second, as discussed further herein, the Affiliated Index Provider will adopt Firewalls designed to prevent the dissemination and improper use of non-public information about changes to the constituents of each Affiliated Index ("Underlying Index Constituents") and the Rules-Based Process. In addition, the Adviser and any Sub-Adviser has adopted or will adopt, pursuant to Rule 206(4)-7 under the Advisers Act, written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder. These include policies and procedures designed to minimize potential conflicts of interest among the Self-Indexing Funds and the Affiliated Accounts, such as cross trading policies, as well as those designed to ensure the equitable allocation of portfolio transactions and brokerage commissions. The structure of the Self-Indexing Funds, as well as those of the Affiliated Accounts, as index funds, minimizes the potential for conflicts as the investment strategies of each Self-Indexing Fund and the Affiliated Accounts will be constrained by its objective to track the performance of its Affiliated Index. Neither the Adviser nor any Sub-Adviser will receive incentive fees for outperforming the Affiliated Index of any Self-Indexing Fund or Affiliated Account. In fact, any material outperformance or underperformance would be viewed negatively by investors of such investments.

To the extent the Self-Indexing Funds transact with an Affiliated Person of the Adviser or Sub-Adviser, such transactions will comply with the Act, the rules thereunder and the terms and conditions of the Order. Subject to the approval of the Self-Indexing Funds' Board, the Adviser, Adviser Affiliates and Affiliated Persons of any Sub-Adviser ("Sub-Adviser Affiliates") may be authorized to provide custody, fund accounting and administration and transfer agency services to the Self-Indexing Funds. Any services provided by the Adviser, Adviser Affiliates, Sub-Adviser and Sub-Adviser Affiliates will be performed in accordance with the provisions of the Act, the rules under the Act and any relevant guidelines from the staff of the Commission.

C.

Affiliated Index Provider and Calculation Agent

1.

General

As owner of the Affiliated Indexes, the Affiliated Index Provider will enter into an agreement ("Calculation Agent Agreement") with a third party to act as "Calculation Agent." The Calculation Agent is not, and will not be, a Fund Affiliate. Pursuant to the terms of the Calculation Agent Agreement, the Affiliated Index Provider will initially apply the Rules-Based Process to the universe of equity and/or fixed income securities and will determine the number, type and weight of Underlying Index Constituents that will comprise each Affiliated Index and will perform all calculations necessary to determine the proper make-up of each such Affiliated Index. Thereafter, (i) the Calculation Agent will be solely responsible for the calculation and maintenance of each Affiliated Index, as well as the dissemination of the values of each Affiliated Index and (ii) the Affiliated Index Provider will be responsible solely for performing the reconstitution updates and rebalance updates for each Affiliated Index on the relevant Reconstitution Dates and Rebalance Dates (each as defined below).35

The Calculation Agent will disseminate Affiliated Index information through one or more unaffiliated third party data providers, which are available to subscribers. Affiliated Index values on a total return basis will be disseminated on an end-of-day basis through such unaffiliated third party data provider(s). The "price index values"36 of each Affiliated Index will be calculated by the Calculation Agent and disseminated in accordance with the rules of the Exchange.37 Information about each Affiliated Index, including data on

35 The Affiliated Index Provider will reserve the right to modify the Rules-Based Process in the future.

36 A "price index value" reflects only price appreciation (or depreciation) of the constituent securities, whereas a "total return index value" reflects price appreciation (or depreciation) of the constituent securities plus reinvestment of dividends.

37 NYSE Arca rules generally require current index values for U.S indices to be widely disseminated by one or more major market data vendors at least every 15 seconds during the core trading session and for international or global indices to be widely disseminated by one or more major market data vendors at least every 60 seconds during the core trading session. In addition, NYSE Arca rules generally require the value of the index to be calculated and disseminated to the public at least once per business day; provided that, if the securities representing at least half the value of the index are securities of a single country other than the United States, then the value of the index may be calculated and disseminated to the public at least once per business day in that country.

Underlying Index Constituents and weightings, will be available on the Website, as will a rule book describing the Rules-Based Process applicable to such Affiliated Index ("Rule Book"). Index Personnel will monitor the results produced by the Calculation Agent on a periodic basis to determine whether the Calculation Agent is performing such maintenance, calculation and dissemination functions in accordance with the Rules-Based Process. Index Personnel will not have any responsibility for management of the Self-Indexing Funds.

2.

Component and Weighting Changes

In accordance with the Rules-Based Process, the Index Group will provide the data to the Calculation Agent, who will update each Affiliated Index on at least an annual basis (and in some cases on a more frequent periodic basis) to add or delete individual Underlying Index Constituents that have been selected or deleted pursuant to the Rules-Based Process after the close of trading on the date provided for in the relevant Rule Book (each such date a "Reconstitution Date")38 and to rebalance the Underlying Index Constituents from time to time, as described in the relevant Rule Book (each such occurrence a "Rebalance Date"). For Affiliated Indexes with more frequent reconstitution, individual Underlying Index Constituents will be added or deleted pursuant to the Rules-Based Process after the close of trading on the days specified in the Rule Books pertaining to such Affiliated Indexes. The Affiliated Index Provider will not disclose any information concerning the identity of Underlying Index Constituents that have been added to, or deleted from, each Affiliated Index, or the weightings of such Underlying Index Constituents, to the Adviser, any Sub-Adviser, the Self-Indexing Funds or any other affiliated entities before such information is publicly disclosed on the Website (or otherwise publicly disseminated by the Calculation Agent) and is available to the entire investing public. Notwithstanding the foregoing, the Calculation Agent may disclose such information solely to Index Personnel in order to permit such persons to monitor the results produced by the Calculation Agent for compliance with the Rules-Based Process. The Affiliated Index Provider, Index Personnel and the Calculation Agent will be expressly prohibited from providing this information to any employees of the Adviser or those of any Sub-Adviser or their affiliates until such information is publicly disclosed on the Website (or otherwise publicly disseminated by the Calculation Agent). Index Personnel (i) will not have any responsibility for the management of the

38 Affiliated Indexes may have Reconstitution Dates and Rebalance Dates that occur on a periodic basis more frequently than once yearly, but no more frequently than monthly. The Reconstitution Dates and Rebalance Dates for each Affiliated Index will be made available on the Website and will also be disclosed in the Prospectus for each such Self-Indexing Fund.

Self-Indexing Funds or the Affiliated Accounts, (ii) will be expressly prohibited from sharing this information with any employees of the Adviser or those of any Sub-Adviser, including those persons that have responsibility for the management of the Self-Indexing Funds or the Affiliated Accounts until such information is publicly announced, and (iii) will be expressly prohibited from sharing or using this non-public information in any way except in connection with the performance of their respective duties.

The new Underlying Index Constituents and their approximate new weightings will be announced at least two (2) days prior to a Reconstitution Date or a Rebalance Date, and then again, with definitive weights, after the close on each Reconstitution Date or Rebalance Date before the opening on the next day to the general public and the Adviser and any Sub-Adviser (on behalf of the Self-Indexing Funds and the Accounts). Again, except as specifically noted herein, none of the Adviser, any Sub-Adviser or any other person, whether affiliated or unaffiliated, would be provided with the Affiliated Index weightings and composition until such information is publicly disclosed on the Website (or otherwise publicly disseminated by the Calculation Agent).39

Underlying Index Constituents may be added to and/or deleted from any Affiliated Index on a day other than the Reconstitution Date if there is a change to the Rules-Based Process that results in such new constituents being added to such Affiliated Index. Changes to the Rules-Based Process resulting in the addition and/or deletion of Underlying Index Constituents to any Affiliated Index on a day other than the Reconstitution Date should occur only infrequently, if at all. In addition, Underlying Index Constituents may be added to and/or deleted from an Affiliated Index on a day other than the Reconstitution Date as a result of the occurrence of "corporate actions" as set forth in the Rule Books. These additions and/or deletions will be executed by the Calculation Agent as soon as possible after the corporate action is announced. Except as described above, new Underlying Index Constituents will not be added to any Affiliated Index other than on a Reconstitution Date.

39 The Adviser, and the Distributor have each adopted a Code of Ethics as required under Rule 17j-1 of the Act and Rule 204-2 of the Advisers Act which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1.  The Adviser and the Distributor have each adopted Policies and Procedures to detect and prevent insider trading, as required under Section 204A of the Advisers Act, which are reasonably designed, taking into account the nature of their business, to prevent the misuse of material non-public information in violation of the Advisers Act or the Exchange Act or the rules or regulations thereunder.  Similarly, any Sub-Adviser will also have a Code of Ethics and Policies and Procedures to detect and prevent insider trading.

As is the case with other index ETFs, each Self-Indexing Fund will make changes to its portfolio holdings in response to certain announced changes in its Affiliated Index when the Adviser or Sub-Adviser believes it is in the best interest of the Self-Indexing Fund to do so. Changes to a Self-Indexing Fund's portfolio holdings could be made (i) immediately or shortly after a change to its Underlying Index Constituents or Rules-Based Process is announced, (ii) on or about the date the announced change to such Underlying Index Constituents or Rules-Based Process is actually implemented by the Calculation Agent, or (iii) any time thereafter. In determining whether and when to implement a change to a Self-Indexing Fund's portfolio holdings, the Adviser or Sub-Adviser would consider brokerage costs, market impact costs (e.g., changes to the price of a security caused by executing a large order all at once), portfolio tax efficiency, cash flow and the impact that such changes would have on the Self-Indexing Fund's tracking error against its Affiliated Index.

D.

Transparency of Affiliated Indexes

The Affiliated Index Provider will describe the basic concept of each Affiliated Index and disclose the relevant Rule Books laying out the Rules-Based Process on the Website. As discussed above, changes to the Rules-Based Process will be publicly disclosed on the Website prior to actual implementation. Such changes will not take effect until the Affiliated Index Provider has given the investing public at least sixty (60) days published notice that such changes are being planned to take effect. Applicants note that the identity and Affiliated Index weightings of the companies that meet the criteria of the Rules-Based Process will be readily ascertainable by anyone, since the Rules-Based Process, including the selection criteria, will be freely available. Index Personnel will not provide any employee or director of the Affiliated Index Provider (except other Index Personnel), Adviser, any Sub-Adviser, Account or the Self-Indexing Funds with notice of changes to the Rules-Based Process prior to making such information publicly available.40

The Website will also include information designed to educate investors. The Calculation Agent will make available to the Affiliated Index Provider information on the Affiliated Indexes that the Affiliated Index Provider will make available to the general

40 However, in accordance with the Firewall policies and procedures, Index Personnel may make information available to very senior management or other personnel of the Adviser or its affiliates or an Affiliated Person who is an Affiliated Index Provider who, in the ordinary course of their duties, may have responsibilities relating to multiple aspects of the business of the Adviser, its affiliates or an Affiliated Person, as the case may be. The Adviser, its affiliates and any Affiliated Person, as the case may be,  will adopt policies and procedures forbidding its personnel, including senior management, who receive information about changes to the Rules-Based Process from (i) improperly using or disseminating such information, and (ii) using this information to influence changes to the Rules-Based Process or the Affiliated Indexes.

public on the Website. Each Business Day, the Website will publish free of charge (or provide a link to another website that will publish free of charge) the Underlying Index Constituents of each Affiliated Index and their respective weightings in each Affiliated Index as of the close of the prior Business Day, the portfolio holdings held by each Self-Indexing Fund and their respective weightings, and each Self-Indexing Fund's per share NAV, and the market closing price or the Bid/Ask Price and a calculation of the premium or discount of the market closing price or Bid/Ask Price against the NAV, all as of the prior Business Day. The components and weightings of the Affiliated Indexes, as well as the portfolio holdings of each Self-Indexing Fund, are also expected to be available through unaffiliated third-party data vendors.

Changes to the Underlying Index Constituents made by the Affiliated Index Provider and/or the Calculation Agent will be disclosed by such party and published on the Website. Any such Affiliation Index Provider and/or Calculation Agent announcements or Website disclosures to the public will be made in such a manner that none of the employees of the Adviser, an Adviser Affiliate, any Proprietary Index Provider (outside of the Index Personnel), any Sub-Adviser or any Self-Indexing Fund is notified of actions prior to the general investing public, except as described herein.

Applicants believe that each Affiliated Index will maintain transparency. All components, weightings, additions and deletions from the Affiliated Indexes will not only be publicly available, but also will be publicly announced prior to any changes being made. As stated above, Applicants believe that this level of disclosure is similar to that of other Underlying Indexes currently used by ETFs. The Affiliated Index Provider will adopt policies and procedures prohibiting employees from disclosing or using any non-public information acquired through their employment, except as appropriate in connection with the administration of the Affiliated Indexes. Also, the Affiliated Index Provider will adopt policies and procedures, including Firewalls, that prohibit and are designed to prevent anyone, including Index Personnel, from disseminating or using non-public information about pending changes to the Underlying Index Constituents or Rules-Based Process, except as described herein. These policies will specifically prohibit Index Personnel from sharing any non-public information about the Affiliated Indexes with any personnel of the Adviser or Sub-Adviser responsible for management of the Self-Indexing Funds and/or any Affiliated Account. The Adviser and any Sub-Adviser also will adopt policies that prohibit personnel responsible for the management of the Self-Indexing Funds and/or any Affiliated Account from sharing any non-public information about the management of the Self-Indexing Funds and any Affiliated Account with Index Personnel. The Adviser has, and any Sub-Adviser will have, pursuant to Rule 206(4)-7 under the Advisers Act, written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder.

In addition, the Affiliated Index Provider will retain an unaffiliated third-party Calculation Agent to calculate and maintain the Affiliated Indexes on a daily basis. The Calculation Agent will be instructed to not communicate any non-public information about the Affiliated Indexes to anyone, and expressly not to the personnel of the Adviser or any Sub-Adviser responsible for the management of the Self-Indexing Funds or Affiliated Accounts. The Calculation Agent will be instructed to disseminate information about the daily constituents of the Affiliated Indexes to the Affiliated Index Provider, the Adviser, any Sub-Adviser, and the public at the same time, except as otherwise described herein.

Index Personnel will be employees of the Adviser any Sub-Adviser and/or an Adviser or Sub-Adviser Affiliate, if the Adviser or Sub-Adviser is the Affiliated Index Provider, or employees of a Fund Affiliate who is an Affiliated Index Provider. The Calculation Agent will not be affiliated with the Affiliated Index Provider, the Adviser or any Sub-Adviser. Index Personnel responsible for creating and monitoring the Affiliated Indexes and the personnel of the Calculation Agent responsible for calculating and maintaining the Affiliated Indexes are employees of separate organizations and will be located in physically separate offices.

The portfolio managers responsible for day-to-day portfolio management of the Self-Indexing Funds and Affiliated Accounts will be employees of the Adviser or a Sub-Adviser. The personnel responsible for overseeing the activities of any Sub-Adviser in connection with the management of the Self-Indexing Funds and Affiliated Accounts will be employees of the Adviser. Index personnel and the personnel responsible for the management of the Self-Indexing Funds and/or any Affiliated Account will either be employees of separate entities or will be employees of the same entity and, in either case, be located in offices on separate floors of the same building or in separate buildings. The Adviser will adopt procedures and implement processes that are designed to prevent Index Personnel from having access to non-public information about management of the Self-Indexing Funds and/or any Affiliated Account (such access could be electronic (e.g., by computer) or physical (e.g., paper) or otherwise). Similarly, the Adviser, if it is the Affiliated Index Provider, or an Affiliated Person who is an Affiliated Index Provider, as the case may be, will adopt procedures and implement processes that are designed to prevent the personnel of the Adviser or any Sub-Adviser (other than Index Personnel) from having access to the information related to the Affiliated Indexes and Rule-Based Process before such information is made public (such access could be electronic (e.g., by computer) or physical (e.g., paper) or otherwise). The personnel of the Adviser or any Sub-Adviser (other than Index Personnel) also will not have access to the computer systems used by the Calculation Agent.

All Index Personnel who are employees of the Adviser or any Adviser Affiliate, Sub-Adviser or any Sub-Adviser Affiliate will be "Access Persons" under the Adviser's Code of Ethics (within the meaning of Rule 17j-1 of the Act). The Adviser will have policies which will (i) require any personnel responsible for the management of a Self-Indexing Fund and/or any Affiliated Account to pre-clear all personal securities transactions with a designated employee within the Legal or Compliance teams of the Adviser; (ii) require all Index Personnel who are employees of the Adviser and/or Adviser Affiliate to pre-clear all personal securities transactions within the Legal or Compliance teams of the Adviser; and (iii) require reporting of personal securities transactions to a designated employee within the Legal or Compliance teams of the Adviser in accordance with Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act. Furthermore, the Adviser, if it is the Index Provider, or any Affiliated Person who is an Index Provider, as the case may be, will adopt policies and procedures which impose a restricted list and blackout period requirements41 on all Index Personnel.

Also, any Sub-Adviser will be required to adopt a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act and to provide the Trust with the certification required by Rule 17j-1 under the Act.

E.

The Self-Indexing Funds do not Raise Concerns

1.

Portfolio Transparency, "Front Running" and "Free Riding"

As discussed throughout this Application, Applicants believe that the information about each Self-Indexing Fund's portfolio holdings, the composition of its Affiliated Index and the disclosure about the Rules-Based Process will be both public and as extensive as that information now provided by other ETFs currently listed and traded. In addition, the current values of a Self-Indexing Fund, on a per Share basis, and each Affiliated Index will be disseminated in accordance with the rules of the Exchange. Further, the

41 The Adviser or a Sub-Adviser, if it is the Index Provider, or any Affiliated Person who is an Index Provider, as the case may be, will adopt "Restricted List" and "Blackout Period" procedures and requirements. In summary, no Index Personnel will be permitted to trade in any security on the Restricted List during the Blackout Period, as defined below. The "Restricted List" will include any security that is an Underlying Index Constituent of any Affiliated Index upon which a Self-Indexing Fund or Affiliated Account is based. The "Blackout Period" is a time period that extends five business days—from the close of trading a full 24 hours before the Self-Indexing Fund or Affiliated Account or portfolio manager for such Self-Indexing Fund or Affiliated Account receives its rebalance or reconstitution information from the Affiliated Index Provider until three trading days after such Self-Indexing Fund or Affiliated Account or portfolio manager receives its rebalance or reconstitution information from the Affiliated Index Provider. For example, if a Self-Indexing Fund or Affiliated Account or portfolio manager receives rebalance or reconstitution information on a Monday, the Blackout Period extends from market close on the prior Thursday to market close on the following Thursday.

identity of Deposit Securities, and Fund Securities, if different, will be made available to market participants in the same manner and to the same extent as is provided under the prior ETF orders, except as described in this Application.

Applicants believe that the disclosure of Self-Indexing Fund portfolio holdings would be unlikely to lead to "front running" (where other persons would trade ahead of the Self-Indexing Fund and the investors assembling the Deposit Instruments for Creation Units) any more than is the case with the ETFs now trading. Similarly, Applicants assert that the frequent disclosures of Self-Indexing Fund portfolio holdings would not lead to "free riding" (where other persons mirror the Self-Indexing Fund's investment strategies without paying the Self-Indexing Fund's advisory fees) any more than such disclosures cause this problem in connection with the ETFs now trading.

2.

Arbitrage Mechanism

Applicants assert that the arbitrage opportunities offered by the Self-Indexing Funds will be the same as those offered by existing ETFs. Therefore, Applicants believe that the secondary market prices of the Shares will closely track their respective NAVs or otherwise correspond to the fair value of their underlying portfolios. The Commission has granted exemptive relief to existing ETFs in large part because their structures enable efficient arbitrage, thereby minimizing the premium or discount relative to such ETFs' NAV. Portfolio transparency has been recognized by market commentators and analysts, as well as by the Commission itself, to be a fundamental characteristic of current ETFs. This transparency is acknowledged to facilitate the arbitrage mechanism described in many of the applications for relief submitted by existing ETFs.

Applicants have every reason to believe that the design, structure and transparency of the Self-Indexing Funds will result in an arbitrage mechanism as efficient and robust as that which now exists for current ETFs. Applicants expect that the spread between offer and bid prices for Shares will be very similar to such spreads experienced for shares of existing ETFs. Therefore, in light of the portfolio transparency and efficient arbitrage mechanism inherent in each Self-Indexing Fund's structure, Applicants submit that the secondary market prices for Shares of such Self-Indexing Funds should trade at prices close to NAV and should reflect the value of each Self-Indexing Fund's portfolio.

3.

Potential Conflicts of Interest Similar to Those Involved in Prior Approvals

In the Self-Indexing Fund Orders, the Commission considered the potential conflicts presented by an affiliated person of an investment adviser to an index management investment company (organized as an ETF) acting as an index provider to the investment company.42 Applicants believe the potential conflicts of interest presented and addressed in the Self-Indexing Fund Orders are substantially identical to the potential conflicts created by the operation of the Self-Indexing Funds and the Affiliated Indexes. Applicants therefore do not believe their request for Relief presents any novel legal issues that the Commission has not already considered.

Applicants will adopt policies and procedures designed to address potential conflicts substantially similar to those as adopted by WisdomTree and its affiliates (as set forth in the WisdomTree Order). The Adviser will adopt policies prohibiting its employees from disclosing or using any non-public information acquired through his or her employment, except as appropriate in the rendering of services to the Self-Indexing Funds and/or Affiliated Accounts. Similarly, the Affiliated Index Provider will adopt policies, including Firewalls, that prohibit Index Personnel from disseminating or using non-public information about pending changes to Underlying Index Constituents or the Rules-Based Process except in connection with the performance of their respective duties. These policies will specifically prohibit Index Personnel from sharing any non-public information about the Affiliated Indexes with personnel of the Adviser or Sub-Adviser responsible for management of the Self-Indexing Funds and/or any Affiliated Accounts, except as described herein. The Adviser will adopt policies that prohibit personnel responsible for the management of the Self-Indexing Funds and/or any Affiliated Accounts from sharing any non-public information about the management of the Self-Indexing Funds and Affiliated Accounts with Index Personnel and personnel of the Calculation Agent. Any Sub-Adviser will be instructed to not discuss and will have adopted, policies and procedures that prohibit the Sub-Adviser from disclosing non-public information about portfolio management of the Self-Indexing Funds and Affiliated Accounts with Index Personnel and personnel of the Calculation Agent.

Further, the Affiliated Index Provider will retain an unaffiliated third party Calculation Agent to calculate and maintain the Underlying Indexes on a daily basis. The Calculation Agent will be instructed to not communicate any non-public information about the Affiliated Indexes to anyone, and specifically not to the personnel of the Adviser or Sub-Adviser responsible for the management of the Self-Indexing Funds or Affiliated Accounts. The Calculation Agent will be instructed to disseminate information about the daily constituents of the Affiliated Indexes to the Adviser or any Sub-Adviser, on behalf of the Self-Indexing Funds and Affiliated Accounts, as applicable, any Affiliated Person who is an Affiliated Index Provider, and the public at the same time, except as otherwise described herein. Index Personnel and the personnel of the Calculation Agent will be employees of separate organizations and will be located in

41 See footnotes 4-6, supra

physically separate offices. Similarly, the personnel of the Adviser and those of any Sub-Adviser responsible for day to day portfolio management of the Self-Indexing Funds and/or any Affiliated Account and the personnel of the Calculation Agent will be employees of separate organizations and will be located in physically separate offices. Also, as discussed above, the Adviser, if it is the Affiliated Index Provider, or any Affiliated Person who is an Affiliated Index Provider, as the case may be, will adopt policies and procedures that impose Restricted List and Blackout Period requirements on all Index Personnel. The Adviser also will adopt policies and procedures which require any personnel responsible for the management of a Self-Indexing Fund and any Affiliated Account to pre-clear all personal securities transaction with a designated employee within the Legal or Compliance teams of the Adviser and report personal securities transactions to a designated employee within the Legal or Compliance teams of the Adviser in accordance with Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act. Any Sub-Adviser will be required to confirm to the Adviser and the Trust that it has adopted the policies and procedures to monitor and restrict securities trading by certain employees. Also, any Sub-Adviser will be required to adopt a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act and provide the Trust with the certification required by Rule 17j-1 under the Act.

IV.

IN SUPPORT OF THE APPLICATION

A.

Summary of the Application

Applicants seek an Order from the Commission permitting (1) Funds to issue Shares that are redeemable in Creation Units only; (2) secondary market transactions in each Fund's Shares on an Exchange at negotiated prices rather than at the current offering price described in the Fund's Prospectus; (3) certain Affiliated Persons and Second-Tier Affiliates of each Fund to deposit securities into, and receive securities from, each Fund in connection with the purchase and redemption of Creation Units; (4) Foreign Funds and Global Funds to pay In-Kind redemption proceeds more than seven (7) days after Shares of such Funds are tendered for redemption in certain circumstances; (5) Investing Funds to acquire Shares of the Funds beyond the limits of Section 12(d)(1)(A) of the Act; (6) Funds, any principal underwriter for a Fund and/or any Broker, to sell Shares to Investing Funds beyond the limits of Section 12(d)(1)(B) of the Act; (7) each Fund that is an Affiliated Person or Second-Tier Affiliate of an Investing Fund to sell its Shares to, and redeem its Shares from, an Investing Fund; and (8) Self-Indexing Funds based on equity and/or fixed income securities indexes for which the Adviser or another Fund Affiliate is an index provider.  An Investing Fund may rely on the order only to invest in the Funds and not in any other registered investment company.

The Relief specified below, other than the relief under section 12(d)(1)(J), is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

"if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of. . . [the Act]."

Applicants believe that Shares of each Fund will afford significant benefits in the public interest. Among other benefits, availability of Shares would: provide (a) increased investment opportunities that should encourage diversified investment; (b) in the case of individual tradable Shares, a relatively low-cost, market-basket security for small and middle-sized accounts of individuals and institutions that would be available on demand at intra-day prices reflecting minute-by-minute market conditions rather than only closing prices; (c) an investment vehicle that would track the selected Underlying Indexes more closely than many alternative market-basket investments due, in part, to the realization of efficiencies, cost savings and economies of scale; (d) a security that should be freely available in response to market demand; (e) competition for comparable products available in both foreign and U.S. markets, as well as (f) attract capital to the U.S. markets; (g) provide enhanced liquidity; (h) facilitate the implementation of diversified investment management techniques; and (i) provide a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds.

The Commission has indicated that Section 6(c) permits it to exempt "particular vehicles and particular interests" from provisions of the Act that would inhibit "competitive development of new products and new markets offered and sold in or from the United States."43 The Shares would provide to both retail and institutional investors, new exchange-traded investment company products representing interests in targeted securities markets. As such, Applicants believe the Shares of the Funds are appropriate for exemptive relief under Section 6(c).

Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints and within the substantive limits of exemptive relief previously granted to others. Applicants have concluded that In-Kind redemption of Creation Units of the Funds to the maximum extent practicable, as described herein, is essential in order to minimize the need for selling their respective Portfolio Securities to meet redemptions, to permit the maximum amount of

43 "Request for Comments on Reform of the Regulation of Investment Companies," IC Release No. 17534 (June 15, 1990), at 84.

resources of each Fund to be used to track its Underlying Index; to increase the operating efficiencies of the Trust and thereby minimize costs; and to alleviate the inappropriate taxation of ongoing shareholders.

With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2), relief is also requested pursuant to Section 17(b) of the Act, which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an Affiliated Person of such company, if the Commission finds that:

"the terms of the proposed transaction. . . are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned . . . and the proposed transaction is consistent with the general purposes of [the Act]."

The sale and redemption of Creation Units of each Fund is on the same terms for all investors, whether or not such investor is an Affiliated Person of the Fund. In each case, Creation Units are sold and redeemed by each Fund at their NAV. The Deposit Basket for a Fund is based on a standard applicable to all investors and valued in the same manner in all cases. Such transactions do not involve "overreaching" by an Affiliated Person. Accordingly, Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units: (a) are reasonable and fair and do not involve overreaching on the part of any person concerned; (b) are consistent with the policy of each Fund as described herein; and are (c) consistent with the general purposes of the Act.

With respect to exemptive relief specified below regarding Sections 12(d)(1)(A) and 12(d)(1)(B), relief is requested pursuant to Section 12(d)(1)(J) of the Act to permit Investing Funds to acquire Shares of each Fund beyond the limits of Section 12(d)(1)(A) and permitting such Funds, their Distributor and Brokers to sell Shares of each such Fund to Investing Funds in excess of the limits of Section 12(d)(1)(B). Section 12(d)(1)(J) provides:

"The Commission, by rule or regulation, upon its own motion or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions from any provision of this subsection, if and to the extent that such exemption is consistent with the public interest and the protection of investors."

In addition, pursuant to Sections 6(c) and 17(b), Applicants request an exemption from Section 17(a) of the Act to permit each Fund to sell its Shares to, and redeem its Shares from, an Investing Fund that owns 5% or more of such Fund's Shares.

Applicants submit that the structure of the proposed transaction as well as the proposed conditions to the relief from the limitations of Section 12(d)(1) requested in this Application, including the requirement that Investing Funds enter into an Investing Fund Participation Agreement, as defined below, adequately address the concerns underlying the applicable limits in Section 12(d)(1), and that the requested exemption is consistent with the public interest and the protection of investors.

Applicants believe that the exemptions requested under section 6(c) are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. The exemptions and Order requested are also virtually identical to those granted in prior Orders.

B.

Benefits of the Proposal

1.

General

The typical ETF allows investors to trade a standardized portfolio or "basket" of securities in a size comparable to a share of common stock. Trading in exchange-basket products is an important investment strategy, due in part to (a) the widely acknowledged benefits of diversification and (b) the attraction of baskets selected from a specific region, country, market, market segment or industry sector that investors want to incorporate into their portfolio to express a specific investment theme, to participate in an economic/investment trend and/or invest in a particular type of securities across such region, country, markets, segments or industry sectors, such as domestic bonds and foreign equity securities. The popularity of current ETFs, including but not limited to the Prior ETFs, all of which are basket products, is ample testimony to the fact that this basket structure has proven attractive to investors.

2.

Intra-Day Trading

Investors have also been drawn to the liquidity provided by many ETFs. Unlike traditional open-end mutual funds which do not provide investors the ability to trade throughout the day, Shares of the Funds will be listed on an Exchange and will trade throughout the Listing Exchange's regular trading hours. Applicants believe that the price at which Shares trade will be disciplined by arbitrage opportunities inherent in the Trust's structure which permits each Fund to continually purchase or redeem Shares in Creation Units, which should help prevent Shares from trading at a material discount or premium in relation to their NAV, in marked contrast to closed-end investment companies. This continuous ability to purchase and redeem Shares in Creation Units also means that Share prices in secondary trading should not ordinarily be greatly affected by limited or excess availability.

3.

Maintaining a Competitive Position in the Global Securities Markets

To maintain a competitive position in global securities markets, U.S. participants must respond to new developments and encourage the development of new products. Innovative financial vehicles, such as those to be offered by the Trust, will provide investors greater access to U.S. markets. By providing a wide range of investors with a U.S. exchange-traded security that permits participation in significant segments of various domestic, international and global securities markets, Applicants believe that the proposed new basket securities will benefit both investors and the markets.

4.

Likelihood that Shares Will Not Trade at a Material Discount or Premium in Relation to Their NAV per Share

Applicants assert that the structure and mechanics of the Trust and its Funds, like those of existing ETFs, should help to ensure that Shares will not trade at a material discount or premium in relation to their NAV per Share. The Commission has granted exemptive relief to existing ETFs, including the Prior ETFs, in large part because their structure and mechanics minimize the extent of a premium or discount in the secondary market price for their Shares relative to such ETFs' NAV per Share.

Although Shares of the Future Funds are not yet listed on a Listing Exchange and therefore do not trade in the secondary market, Applicants have every reason to believe that the design, structure and transparency of the Future Funds will provide both arbitrage opportunities and a hedging mechanism as efficient and robust as those which now exist for current ETFs. Applicants expect that the spread between offer and bid prices for Shares will be very similar to such spreads experienced for shares of existing ETFs, including the Prior ETFs. Therefore, in light of the portfolio transparency, the arbitrage opportunities and the hedging mechanism inherent in each Fund's structure, Applicants submit that the secondary market prices for Shares of such Funds should not trade at a material discount or premium in relation to their NAV per Share and should therefore reflect the value of each Fund's underlying portfolio.

C.

Investor Uses and Benefits of Products

Applicants believe that the Trust and its Funds, including the Self-Indexing Funds, will offer a variety of benefits that will appeal to individual and institutional investors alike. Applicants assert that these benefits will be identical or substantially similar to the benefits offered by all ETFs currently trading in the secondary market.

These benefits include flexibility, tradability, availability, certainty of purchase price and tax efficiencies. Equally of interest to investors will be the relatively low expense ratios of the Funds, as compared to those of their directly competitive traditional mutual funds, due to their In-Kind efficiencies in portfolio management as well as other reduced infrastructure costs. Reductions in the cost of trading, clearing, custody processes, shareholder reporting and accounting experienced by ETFs currently trading should be similarly experienced by the Trust and its Funds. The last, but by no means least important benefit, is that investors will have access to extensive information regarding the Component Securities of the relevant Underlying Index, as well as the Deposit Instruments and Redemption Instruments, of each Fund. Applicants believe that this updated information will be used also by fund analysts, fund evaluation services, financial planners and advisers and Brokers, among others, and will enhance general market knowledge about each Fund's holdings as well as the performance of its Adviser and/or Sub-Adviser.

Applicants have made every effort to structure the Funds in a way that would not favor creators, redeemers and arbitrageurs over retail investors buying and selling individual Shares in the secondary market. All investors, large and small, will have information readily available as to how changes in each Fund's Underlying Index are determined and information with respect to all changes made to such Underlying Index will be available to all investors at the same time. Given that each Fund will be managed to replicate or closely track its Underlying Index, neither the Adviser nor any Sub-Adviser will have latitude to change or specify certain Deposit Instruments or Redemption Instruments to favor an Affiliated Person or a Second-Tier Affiliate.

Based on the foregoing, Applicants respectfully request the Relief as set forth below.

V.

REQUEST FOR ORDER

A.

Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1) of the Act

Section 5(a)(1) of the Act defines an "open-end company" as "a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer." The term "redeemable security" is defined in Section 2(a)(32) of the Act as:

"any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent thereof."

Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security and, consequently, each Fund could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer. Shares are securities "under the terms of which" an owner may receive his proportionate share of each Fund's current net assets; the unusual aspect of a Share is that its terms provide for such a right to redemption only when such individual Shares are aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit. However, because the redeemable Creation Units of each Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a "redeemable security" or an "open-end company" under the Act would be met if such individual Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an order to permit each Fund to register as an open-end management investment company and issue individual Shares that are redeemable only in Creation Units as described herein.

Although Shares will not be individually redeemable, as discussed above, Applicants expect that the secondary market price of individual Shares will not vary materially from their NAV per Share. Historical data relating to other exchange-traded funds trading on NYSE Arca, Nasdaq, and other Exchanges support this view.

The Commission is authorized by Section 6(c) of the Act to exempt, conditionally or unconditionally, by order upon application, inter alia, any:

"person, security, or transaction, or any class or classes of...securities, or transactions, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act]."

The relief requested and the structure described in this Application are the same as that granted by the Commission in the Prior Orders, permitting the creation of Creation Units described in such orders to be separated into individual shares which were not redeemable. The Applicants believe that the issues raised in this Application, with respect to Sections 2(a)(32) and 5(a)(1) of the Act, are the same issues raised in the applications for the Prior Orders and merit the same relief.

Investors may purchase Shares in Creation Units from each Fund and such Creation Units will always be redeemable in accordance with the provisions of the Act.

Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Units to the relevant Fund for redemption. Moreover, listing and trading on an Exchange will afford all holders of Shares the benefit of intra-day liquidity and continuous disclosure. Applicants believe that because the market price of Creation Units on the secondary market will be disciplined by the arbitrage activity discussed above, investors should be able to sell individual Shares in the secondary market at prices that should not vary materially from the most recently calculated IIV or, if at or close to 4:00 p.m. E.T. on a business day, their NAV per Share.

The Commission has considerable latitude to issue exemptive orders under Section 6(c) of the Act, which permits the Commission to deal with situations not foreseen when the Act came into effect in 1940. The Applicants believe that the Shares of each Fund may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect.

Applicants further believe that permitting each Fund to register as an open-end investment company and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and, accordingly, Applicants hereby request that an order of exemption be granted.

B.

Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides in part, that:

"no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus. . ."

Rule 22c-1 under the Act provides that:

"no registered investment company issuing any redeemable security, no person designated in such issuer's prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security."

Shares of each Fund will be listed on a Listing Exchange and the relevant Exchange Market Maker will maintain a market for such Shares. Secondary market transactions in Shares occurring on any Exchange will be effected at negotiated prices, not on the basis of NAV per Share next calculated after receipt of any sale order. The Shares will trade on and away from44 the Listing Exchange at all times on the basis of current bid/offer prices. Therefore, the purchase and sale of Shares of each Fund will not be accomplished at an offering price described in the Fund's Prospectus, as required by Section 22(d), nor will sales and repurchases of such Shares be made at a price based on the current NAV per Share next computed after receipt of an order, as required by Rule 22c-1.

Applicants believe that the concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended to (1) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) prevent unjust discrimination or preferential treatment among buyers, and (3) ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.45

Applicants believe that the first two purposes — preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers — do not appear to be relevant issues for secondary trading by Brokers in Shares of a Fund. Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not directly involve Fund assets. Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation.

With respect to the third possible purpose of Section 22(d), Applicants assert that the proposed distribution system for Shares will be orderly. Anyone may sell or acquire Shares either by selling or purchasing them on the Exchange or by creating or redeeming one or more Creation Units; therefore, no Broker should have an advantage

44 Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

45 See Protecting Investors: A Half Century of Investment Company Regulation at 299-303; Investment Company Act Release No. 13183 (April 22, 1983).

over any other Broker in the sale of such Shares. In addition, as described above, secondary market transactions in Shares can be expected to generally occur at prices that do not differ materially from their NAV per Share. In view of the fact that the lists of Deposit Instruments and Redemption Instruments for each Fund will be fully transparent, Applicants expect that institutional investors and professional traders described above should cause the price for Shares in the secondary market and their NAV per Share to remain narrow. Applicants believe that, to date, shares of Prior ETFs have consistently traded on, at, or very close to, their respective NAVs. Therefore, Applicants have strong reason to believe that the trading experience of Shares should closely resemble that of shares of Prior ETFs.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby request that an order of exemption be granted in respect of Section 22(d) and Rule 22c-1.

C.

Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2) of the Act

Applicants seek an exemption from Section 17(a) of the Act pursuant to Sections 6(c) and 17(b) of such Act to allow certain Affiliated Persons, and Second-Tier Affiliates to effectuate purchases and redemptions In-Kind.46  Section 17(a)(1) of the Act, in general, makes it unlawful:

". . . for any affiliated person or promoter of or principal underwriter for a registered investment company . . . or any affiliated person of such a person, promoter, or principal underwriter, acting as principal — knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust . . . by the depositor thereof"

Section 17(a)(2) of the Act, in general, makes it unlawful:

46 See supra note 10.

". . . for any affiliated person or promoter of or principal underwriter for a registered investment company . . . or any affiliated person of such a person, promoter, or principal underwriter, acting as principal — knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer)"

Therefore, Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any Affiliated Person of such company unless the Commission upon application pursuant to Section 17(b) of the Act grants an exemption from the provisions of Section 17(a). Section 17(b) provides that the Commission will grant such an exemption if evidence establishes that the terms of the proposed transaction are: (i) fair and reasonable, and do not involve overreaching on the part of any person concerned; (ii) consistent with the policy of each registered investment company concerned; and (iii) consistent with the general purposes of the Act.

Applicants also are requesting an exemption from Section 17(a) under Section 6(c) because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and, as discussed below, there may be a number of transactions by persons who may be deemed to be affiliates. See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945), where the Commission, under Section 6(c) of the Act, exempted a series of transactions that otherwise would be prohibited by Section 17(a).

Section 2(a)(3) of the Act defines an "Affiliated Person" as:

"(A)ny persons directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner or employee of such other person; (E) . . . any investment adviser [of an investment company] or any member of an advisory board thereof; and (F) . . . [the depositor of any] unincorporated investment company not having a board of directors . . . ."

Section 2(a)(9) of the Act defines "control" as the power to exercise a controlling influence, and provides that any person who owns more than 25% of the voting securities of a company shall be presumed to control the company.

The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence Affiliated Persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an "Affiliated Fund").

If Creation Units of all of the Funds or of one or more particular Funds are held by twenty or fewer investors, including an Exchange Market Maker, some or all of such investors will be 5% owners of the Trust or such Funds, and one or more investors may hold in excess of 25% of the Trust or such Funds, as the case may be, and therefore all such persons would be deemed to be Affiliated Persons of the Trust or such Funds either under Section 2(a)(3)(A) or Section 2 (a)(3)(C) of the Act. Section 17(a)(1) could be read to prohibit these investors from depositing the Deposit Instruments with a Fund in return for a In-Kind purchase of a Creation Unit, and likewise Section 17(a)(2) could be read to prohibit such persons from receiving In-Kind Redemption Instruments from a Fund. Furthermore, one or more investors, or an Exchange Market Maker in connection with its market-making activities, might each accumulate 5% or more of a Fund's Shares. Additionally, one or more holders of Shares, or an Exchange Market Maker, might from time to time, accumulate in excess of 25% of Shares of one or more Funds, and therefore such persons would each be deemed to be an Affiliated Person of the Trust and such Funds under Section 2(a)(3)(C) of the Act. In addition, there exists a possibility that a large institutional investor could own 5% or more, or in excess of 25%, of the outstanding Shares of one or more Affiliated Funds making that investor a Second-Tier Affiliate of such Funds. The Applicants request an exemption to permit persons that are Affiliated Persons or Second-Tier Affiliates of the Funds solely by virtue of (1) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25%, of the Shares of one or more Affiliated Funds, to effectuate In-Kind purchases and redemptions.

Applicants also seek an exemption from Section 17(a)(1) and (2) to permit sales of Shares by any Fund to an Investing Fund and purchases of Shares by a Fund from an Investing Fund, and the In-Kind transactions that would accompany such sales and purchases.47 In this regard, Applicants observe that an Investing Fund that relies on the

47 To the extent that purchases and sales of Shares of a Fund occur in the secondary market (and not through principal transactions directly between an Investing Fund and a Fund), relief from Section 17(a) would not be necessary. The requested relief is intended to cover, however, transactions directly between Funds and Investing Funds.  Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an Affiliated Person or Second-Tier Affiliate of an Investing Fund because an investment adviser to the Fund or an entity controlling, controlled by or under common control with the investment adviser is also an investment adviser to the Investing Fund.

12(d)(1) Relief requested herein could potentially own 5% or more of the Shares of a Fund. Under these and other circumstances, the Fund could be deemed to be an Affiliated Person or a Second-Tier Affiliate of the Investing Fund. To the extent that a Fund and an Investing Fund are so affiliated, sale of Shares by the Fund to the Investing Fund and purchase of Shares by the Investing Fund may be deemed to violate Section 17(a) of the Act.48

The Applicants assert that no useful purpose would be served by prohibiting the types of Affiliated Persons listed above from making purchases or redemptions of Shares of a Fund in Creation Units. The deposit procedures for both In-Kind purchases and redemptions of Creation Units will be effected in exactly the same manner regardless of the size or number of the purchases or redemptions of Creation Units. Deposit Instruments and Redemption Instruments for each Fund will be valued in the same manner as the Portfolio Securities currently held by such Fund, and will be valued in this same manner, regardless of the identity of the purchaser or redeemer. Portfolio Securities, Deposit Instruments, Redemption Instruments and applicable Cash Amounts (except for any permitted cash-in-lieu amounts) will be the same regardless of the identity of the purchaser or redeemer. Applicants submit that any consideration paid from the types of Affiliated Persons and Second-Tier Affiliates listed above for the purchase or redemption, including In-Kind purchases and redemptions, of Shares directly from a Fund will be based on the NAV of such Fund in accordance with the policies and procedures set forth in the Fund's registration statement.

The Applicants do not believe that In-Kind purchases and redemptions of each Fund's Creation Units will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with such Fund's objectives and with the general purposes of the Act. The Applicants believe that In-Kind purchases and redemptions will be made on terms reasonable to the Applicants and any Affiliated Persons and Second-Tier Affiliates because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Securities held by a Fund is the same as that used for calculating In-Kind purchase or redemption values and, therefore, creates no opportunity for Affiliated Persons, Second-Tier Affiliates or the Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Deposit Instruments and Redemption Instruments for each Fund will be valued in

48 Applicants acknowledge that receipt of compensation by (a) an Affiliated Person of an Investing Fund, or a Second-Tier Affiliate, for the purchase by the Investing Funds of Shares or (b) an Affiliated Person of a Fund, or Second-Tier Affiliate, for the sale by the Fund of its Shares to an Investing Fund may be prohibited by Section 17(e)(1) of the Act. The Investing Fund Participation Agreement (as defined below) will include this acknowledgement.

the same manner as the Portfolio Securities currently held by such Fund, and will be valued in this same manner, regardless of the identity of the purchaser or redeemer. Similarly, the Applicants believe that using the same standards for valuing Portfolio Securities held by a Fund as are used for calculating In-Kind redemptions or purchases will ensure that such Fund's NAV will not be adversely affected by such securities transactions.

Furthermore, Applicants submit that the terms of the sale of Creation Units by a Fund to an Investing Fund and the purchase of Creation Units by a Fund from a redeeming Investing Fund, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching. Section 17(a) of the Act is intended to prohibit certain Affiliated Persons in a position of influence over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by an Affiliated Person. Applicants note that all Shares will be issued and redeemed by the Funds at their NAV per Share. Therefore, any Investing Fund that purchases (or redeems) Creation Units of a Fund will do so at their NAV, which is the same consideration paid (or received) by any other investor purchasing (or redeeming) such Shares.

Further, no Investing Fund will be compelled to invest in a Fund, and a Fund may choose to reject a direct purchase of its Shares in Creation Units by an Investing Fund. To the extent that an Investing Fund purchases Shares of a Fund in the secondary market, such Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested Order by declining to enter into an agreement with an Investing Fund (an "Investing Fund Participation Agreement") prior to any investment by an Investing Fund in excess of the limits of section 12(d)(1)(A). Rather, the proposed arrangements will be consistent with the policies of each Fund and each Investing Fund involved. Shares of the Funds will be sold to the Investing Fund, and redeemed from the Investing Fund by the Funds, on the same basis, and in accordance with the same policies, as apply to transactions by all other investors. Any investment by an Investing Fund in Shares of Funds will be effected in accordance with the investment restrictions, and consistent with the investment objectives and policies, of the relevant Investing Fund, as well as those contained in the Investing Fund Participation Agreement, such as the acknowledgement signed by the Investing Fund that it may rely on the Order requested herein only to invest in the Funds, and not in any other investment company. Accordingly, Applicants respectfully request relief to permit the proposed purchases and redemptions of Creation Units of Shares by Investing Funds.

For the reasons set forth above, the Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are fair and reasonable, and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund, and that the proposed transactions are consistent with the general purposes of the Act; and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

D.

Exemption from the Provisions of Section 22(e) of the Act

Applicants seek an Order of the Commission under Section 6(c) of the Act granting an exemption from Section 22(e) of the Act. Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date. Section 22(e) of the Act provides that:

"No registered investment company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except—

(1)           for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

(2)           for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practicable or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3)           for such other periods as the Commission may by order permit for the protection of security holders of the company."

Settlement of redemptions for Foreign Funds and Global Funds, including as applicable the Initial Fund, will be contingent not only on the securities settlement cycle of the United States market, but also on the delivery cycles in local markets for the foreign Portfolio Securities held by the Foreign Funds and Global Funds. Applicants have been advised that the delivery cycles currently practicable for transferring Redemption Instruments to redeeming investors, coupled with local market holiday schedules, will require a delivery process longer than seven (7) calendar days for Foreign Funds and Global Funds, including as applicable the Initial Fund, in certain circumstances, during the calendar year. Accordingly, with respect to Foreign Funds and Global Funds that deliver Redemption Instruments In-Kind, Applicants hereby request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven (7) calendar days following the tender of a Creation Unit of such Funds to provide for such payment or satisfaction up to fourteen (14) calendar days after the redemption request is received. Applicants request that relief be granted such that each of the Foreign Funds and Global Funds holding Redemption Instruments which require a delivery process in excess of seven (7) calendar days may provide payment or satisfaction of redemptions In-Kind up to the lesser of fourteen (14) calendar days or the number of calendar days known to Applicants as being the maximum number of calendar days required for such payment or satisfaction in the principal local foreign market(s) where transactions in the Portfolio Securities of each such Foreign Fund and Global Fund customarily clear and settle. With respect to Future Funds that are Foreign Funds or Global Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein.

Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver In-Kind redemption proceeds in any given year will not exceed fourteen (14) calendar days for any of the Funds requiring exemptive relief from the provisions of Section 22(e).

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of In-Kind redemption proceeds in seven (7) calendar days and the maximum number of days up to fourteen (14) calendar days needed to deliver such proceeds for each Foreign Fund and Global Fund. Except as disclosed in the SAI for any Foreign Fund and Global Fund for analogous dates in subsequent years, deliveries of In-Kind redemption proceeds by the Foreign Fund and Global Fund relating to those countries or regions are expected to be made within seven (7) days.

Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing In-Kind redemption payments for Creation Units of a Foreign Fund and Global Fund to be made within the fourteen (14) calendar days as discussed above would not be inconsistent with the spirit and intent of Section 22(e). The Applicants assert that an In-Kind redemption payment occurring within fourteen (14) calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Securities of a given Foreign Fund and Global Fund. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units In-Kind beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make In-Kind creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to investors, and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants intend to provide In-Kind redemption payments to the maximum extent possible principally as a method of assuring the fullest investment of Fund assets in Portfolio Securities (although cash redemptions, subject to a somewhat higher redemption Transaction Fee, are expected to be available or required by the Fund under certain circumstances described herein). Applicants are not seeking relief from Section 22(e) with respect to Foreign Funds or Global Funds that do not effect In-Kind creations and redemptions of Creation Units.

If the requested relief is granted, Applicants intend to disclose in the SAI for each Foreign Fund and Global Fund, including as applicable the Initial Fund, and all relevant sales literature that In-Kind redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act. Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought here was obtained by the Prior ETFs in the Prior Orders.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units In-Kind and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e).

E.

Exemption from the Provisions of Section 12(d)(1) of the Act

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company's shares to another investment company if the sale would cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale would cause more than 10% of the acquired company's voting stock to be owned by investment companies generally. Applicants request relief to permit Investing Funds to acquire Shares of the Funds in excess of the limits in Section 12(d)(1)(A) of the Act and to permit the Funds and their principal underwriters and Brokers to sell Shares of the Funds to Investing Funds in excess of the limits in Section 12(d)(1)(B) of the Act.

1.

Concerns Underlying Sections 12(d)(1)(A) and (B)

Congress enacted Section 12(d)(1) of the Act to prevent one investment company from buying control of another investment company.49 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no "effective voice" in the other investment company.50 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section's final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.

"[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase."51

49 House Hearing, 76th Cong., 3d Sess., at 113 (1940).

50 Hearing on S. 3580 Before the Subcomm. of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

51 House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

Congress tightened Section 12(d)(1)'s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).52 These abuses included: (1) undue influence such as through the threat of large-scale redemptions of the acquired fund's shares; (2) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); (3) "largely illusory" diversification benefits; and (4) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications Investment Company Growth ("PPI Report ").53

Applicants submit that the concerns underlying Section 12(d)(1) of the Act and the potential and actual abuses identified in the PPI Report are not present in the proposed transactions and that, in any event, Applicants have proposed a number of conditions designed to address those concerns.

(a)

Undue Influence

Applicants' proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Condition B.1 limits the ability of an Investing Fund's Advisory Group54 or an Investing Fund's Sub-Advisory Group55 to control a Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, an "Investing Fund Affiliate" is defined as any Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor, promoter, or principal underwriter of the Investing Funds, and any person controlling, controlled by, or under common control with any of those entities. Each Investing Fund

52 See H.R Rep. No 91-1382, 91st Cong , 2d Sess., at 11(1970).

53 Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

54 For purposes of this Application, the "Investing Fund’s Advisory Group" is defined as the Investing Fund Adviser, Sponsor, any person controlling, controlled by, or under common control with the Investing Fund Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7)  of the Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with the Investing Fund Adviser or Sponsor. In this regard, each Investing Management Company’s investment adviser within the meaning of Section 2(a)(20)(A) of the Act is the "Investing Fund Adviser." Similarly, each Investing Trust’s sponsor is the "Sponsor."

55 An "Investing Fund’s Sub-Advisory Group" is defined as the Investing Fund Sub-Adviser, any person controlling, controlled by or under common control with the Investing Fund Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Sub-Adviser or any person controlling, controlled by or under common control with the Investing Fund Sub-Adviser. In this regard, each Investing Management Company’s investment adviser within the meaning of Section 2(a)(20)(B) of the Act is the "Investing Fund Sub-Adviser."

Adviser and any Investing Fund Sub-Adviser will be registered as an investment adviser under the Advisers Act.

Condition B.2 prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

Conditions B.3, B.4, B.6, B.7 and B.8 are also designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor or employee of the Investing Funds, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor or employee is an Affiliated Person, except any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an "Affiliated Underwriting."

Condition B.9 is intended to insure that the Fund's Board, the Adviser and any Sub-Adviser, as well as the Investing Fund's board of directors and investment adviser, or trustee and Sponsor, as applicable, understand the terms and conditions of the exemptive order and agree to fulfill their responsibilities under the Order. A representation to this effect is required to be included in the Investing Fund Participation Agreement which must be in effect between the Fund and an Investing Fund before an investment is made in excess of Section 12(d)(1)(A).

A Fund would retain its right to reject any initial investment by an Investing Fund in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute the Investing Fund Participation Agreement with the Investing Fund.

(b)

Layering of Fees and Expenses

The PPI Report identified three principal concerns regarding the layering of fees and expenses in the fund holding company structure. The PPI Report expressed concern that: (1) the layered costs of a fund holding company are significantly higher than the costs of an ordinary mutual fund56 (2) fund holding companies subject their

56 PPI Report at 319-320.

investors to two layers of advisory fees;57 and (3) investors in load funds, including fund holding companies, investing in load funds, may pay a sales charge on their purchase, and investors in a fund holding company may also be subject to a second layer of sales charges on their purchases of shares of the holding company.

Applicants submit that the concerns in the PPI Report with respect to the layering of fees and expenses are not present here.

Under condition B.10, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Investing Management Company, including a majority of the non-interested directors or trustees, will be required to find that the advisory fees charged under the contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Fund.

As mentioned above, Shares are sold without sales charges though customary brokerage commissions may be charged for secondary market transactions in Shares.

In addition to condition B.10 discussed above, conditions B.5 and B.11 of the requested order are designed to prevent unnecessary duplication or layering of sales charges and other costs. Under condition B.5, an Investing Fund Adviser or an Investing Fund's trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any non-advisory fee compensation received by the Investing Fund Adviser, trustee or Sponsor, or an Affiliated Person of the Investing Fund Adviser, trustee or Sponsor, from a Fund in connection with the investment by the Investing Fund in the Fund. In addition, the Investing Fund Sub-Adviser will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any non-advisory fee compensation received by the Investing Fund Sub-Adviser or an Affiliated Person of the Investing Fund Sub-Adviser, from a Fund in connection with the investment by the Investing Fund in the Fund made at the direction of the Investing Fund's Sub-Adviser. Condition B.11 prevents any sales charges or service fees on shares of an Investing Fund from exceeding the limits applicable to an Investing Fund as set forth in Conduct Rule 2830 of the NASD.58

(c)

Complex Structures

57 Id. At 318.

58 All references to Conduct Rule 2830 of the NASD include any successor or replacement rule that may be adopted by FINRA.

The PPI Report59 also expressed concern about the creation of more complex vehicles that would not serve any meaningful purpose. The PPI Report states that whether additional costs of investing in an underlying fund through a fund holding company can be justified depends upon whether the investment vehicle offers an investor "any special benefits not otherwise available." Applicants submit that the benefits of the proposed transactions justify any complexity associated with the transactions. Investing in the Funds would serve several meaningful purposes and offer special benefits to the Investing Funds.

Applicants further submit that the Investing Fund Adviser will provide investment services to the Investing Funds that will likely differ from, not merely duplicate, the advisory services provided by the Adviser and Sub-Adviser to the Funds. Applicants expect that the Funds would be used as an investment management tool to employ specific investment strategies.

Shares may provide Investing Funds with an easy way to gain instant exposure to a variety of market segments through a single, relatively low cost transaction. Shares also are extremely flexible investment tools. For example, an Investing Fund could use Shares to quickly and easily: (1) invest cash in a liquid instrument that has a high correlation to the Investing Funds' benchmark, while at the same time maximizing the potential to outperform the benchmark; (2) effectively manage cash flows thus enabling the Investing Fund to stay as fully invested as possible; (3) immediately diversify market segments or other exposure; (4) immediately modify style exposure, short or hedge benchmark exposure while at the same time maximizing the potential to outperform the benchmark; and (5) implement long/short strategies between active and passive management styles. In addition, Shares are bought and sold on Exchanges like other listed securities throughout the trading day at market prices close to NAV, can be purchased on margin, can be purchased or sold by limit order, and are valued on a real time basis. Index-ETFs are currently used by institutional investors for these purposes, particularly as a "place to park cash."60

In addition, Applicants submit that Condition B.12 addresses concerns over meaninglessly complex arrangements. Under Condition B.12, no Fund may acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to

59 PPI Report at 321.

60 See Ian Salisbury, Individuals Now Rule ETF Realm — Barclays, State Street Cite Low Costs, Investing Ease In Appeal on Main Street, WALL ST. J., April 1, 2006.

purchase shares of other investment companies for short-term cash management purposes.

VI.

EXPRESS CONDITIONS TO THIS APPLICATION

Applicants agree that any order of the Commission granting the requested Relief will be subject to the following conditions:

A.

ETF Relief

1.

As long as a Fund operates in reliance on the requested order, the Shares of such Fund will be listed on an Exchange.

2.

Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to a Fund in Creation Units only.

3.

The Website maintained for each Fund, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

4.

The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based exchange-traded funds.

B.

Section 12(d)(1) Relief

1.

The members of an Investing Fund's Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of an Investing Fund's Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund's Advisory Group or the Investing Fund's Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund's Shares. This condition does not apply to the Investing Fund's Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-Adviser or a person controlling, controlled by or under common control with the Investing Fund Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

2.

No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or a Investing Fund Affiliate and the Fund or a Fund Affiliate.

3.

The board of directors or trustees of an Investing Management Company, including a majority of the non-interested directors or trustees, will adopt procedures reasonably designed to assure that the Investing Fund Adviser and any Investing Fund Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4.

Once an investment by an Investing Fund in the securities of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Board, including a majority of the non-interested Board members, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.

The Investing Fund Adviser, or trustee or Sponsor of an Investing Trust, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-1 under the Act) received from a Fund by the Investing Fund Adviser, or trustee or Sponsor of the Investing Trust, or an Affiliated Person of the Investing Fund Adviser, or trustee or Sponsor of the Investing Trust, other than any advisory fees paid to the Investing Fund Adviser, or trustee or Sponsor of an Investing Trust, or its Affiliated Person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-Adviser, or an Affiliated Person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund

Sub-Adviser or its Affiliated Person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.

No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7.

The Board, including a majority of the non-interested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by a Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

8.

Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the Board's determinations were made.

9.

Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), any Investing Fund and the Fund will execute an Investing Fund Participation

Agreement stating, without limitation, that their respective boards of directors or trustees and their investment advisers, or trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the order, the Investing Fund Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.

Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company including a majority of the non-interested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.

Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to an Investing Fund as set forth in Conduct Rule 2830 of the NASD.

12.

No Fund will acquire securities of an investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

VII.

NAMES AND ADDRESSES

The following are the names and address of the Applicants:

Arrow Investment Advisors, LLC

Arrow Investments Trust

2943 Olney Sandy Springs Road, Suite A

Olney, Maryland  20832

Applicants request that all written communications concerning the Application be directed to the person and address printed on the Application's facing page.

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated May 21, 2013, have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants.

Dated:  May 21, 2013

Arrow Investment Advisors, LLC

By:

/s/ Jake Griffith

Name:

Jake Griffith

Title:

President

Arrow Investments Trust

By:

/s/ Joseph Barrato

Name:

Joseph Barrato

Title:

President

AUTHORIZATION

RULE 0-2(c)(2)

Authorization for Arrow Investments Trust

Secretary's Certificate

I, Jake Griffith, Secretary of Arrow Investments Trust, a Delaware statutory trust (the "Trust"), do hereby certify that:

(1)

I am the Secretary of the Trust;

(2)

that the following is a true and complete copy of the resolutions duly adopted by the Board of Trustees of the Trust by written consent as of May 15, 2013; and

(3)

that said resolutions remain in full force and effect on the date hereof.

RESOLVED, that the Trust be, and it hereby is, authorized to prepare and file with the U.S. Securities and Exchange Commission an application for an order under Section 6(c) of the Investment Company Act of 1940 (the "Act"), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 thereunder, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act, and under Section 12(d)(1)(J) of the Act exempting certain transactions from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act; and it is further

RESOLVED, that the proper officers of the Trust, with the assistance of Trust counsel or others as may be required, are hereby authorized to prepare and to file any and all amendments to the Application as may be necessary or appropriate; and it is further

RESOLVED, that the Application shall be executed by or on behalf of the Trust by one or more of its officers, and that the proper officers of the Trust are hereby authorized to take any and all further actions that may be necessary or appropriate to effectuate the foregoing resolutions.

I hereby certify that the signature appearing in the attached Application for an Order of Exemption, is the genuine signature of Joseph Barrato, the duly elected and qualified President of the Trust.

IN WITNESS WHEREOF, I have hereunto set my hand this 21st day of May, 2013.

/s/ Jake Griffith

Jake Griffith

Secretary, Arrow Investments Trust

AUTHORIZATION

RULE 0-2(c)(2)

Authorization for Arrow Investment Advisors, LLC

Chief Executive Officer's Certificate

I, Joseph Barrato, Chief Executive Officer of Arrow Investment Advisors, LLC a Delaware limited liability company, do hereby certify that:

(1)

I am the Chief Executive Officer of Arrow Investment Advisors, LLC;

(2)

all actions necessary to authorize the execution and filing of this Application by Jake Griffith on behalf of Arrow Investment Advisors, LLC have been taken; and

(3)

that the signature appearing in the attached Application for an Order of Exemption, is the genuine signature of Jake Griffith, the duly elected and qualified President of Arrow Investment Advisors, LLC.

IN WITNESS WHEREOF, I have hereunto set my hand this 21st day of May, 2013.

/s/ Joseph Barrato

Joseph Barrato

Chief Executive Officer

Arrow Investment Advisors, LLC

VERIFICATION

RULE 0-2(C)(2)

VERIFICATION

Arrow Investments Trust

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Arrow Investments Trust, that he is the President of such entity and as such is authorized to sign this Application on its behalf, and that all actions by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Arrow Investments Trust

By:

/s/ Joseph Barrato

Name:

Joseph Barrato

Title:

President

VERIFICATION

RULE 0-2(C)(2)

VERIFICATION

Arrow Investment Advisors, LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of Arrow Investment Advisors, LLC, that he is the President of such entity and as such is authorized to sign this Application on its behalf, and that all actions by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Arrow Investment Advisors, LLC

By:

/s/ Jake Griffith

Name:

Jake Griffith

Title:

President